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                                                                   EXHIBIT 99.5



                                    VALUATION

                         BEEHIVE INSURANCE AGENCY, INC.

                               AS OF JUNE 30, 1997



                                  PREPARED BY:



                           HOULIHAN VALUATION ADVISORS



                                OCTOBER 23, 1997


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                                October 23, 1997



Shareholders
Beehive Insurance Agency, Inc.
227 West 600 South
Salt Lake City, Utah  84101


Dear Shareholders:

        Attached is the valuation report on Beehive Insurance Agency, Inc. (hereinafter referred to as "Beehive Insurance" or "the Company"), which Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair market enterprise (controlling interest) value of Beehive Insurance as of June 30, 1997.

        The term "fair market value" is defined as that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        Our study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The book/liquidation value, transaction value, market value, and income value methods of valuation were utilized in arriving at an estimate of the fair market enterprise value of Beehive Insurance.

        In preparing this valuation, we used information provided by Beehive Insurance. Company management has represented the information as being reasonably complete and accurate. We did not make independent examinations of any financial statements or other information prepared by management which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information which would be helpful in this study.


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                                     Page 2


        Financial projections utilized in the valuation were prepared based on analysis of the Company's historical operating results and conversations with Company management. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

        This report has been prepared for the specific purpose of valuing the common stock of Beehive Insurance on an enterprise value basis pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of Beehive Insurance with three other related companies: W.W. Clyde & Company, Geneva Rock Products, Inc., and Utah Service, Inc. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA.

        Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Value is a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

        Our study has concluded that a reasonable estimate of the fair market enterprise value of Beehive Insurance as of June 30, 1997 is $1,800,000 or $83.77 per share, based on 21,487 shares outstanding.

        Neither HVA or its principals have any present or intended interest in Beehive Insurance. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

        It has been a pleasure to perform this analysis for you. We look forward to serving you in the future.

                           Houlihan Valuation Advisors



                           by:    David Dorton, CFA, ASA
                                  Accredited Senior Appraiser


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                                TABLE OF CONTENTS


                                                                                  Page
                                                                                  ----
       I.  PREFACE                                                                  1

      II.  BASIC PRINCIPLES OF VALUATION                                            2
     III.  INTRODUCTION                                                             4
           A.  Purpose                                                              4
           B.  Scope                                                                4
           C.  Methodology                                                          4

     IV.   COMPANY BACKGROUND                                                       6
           A.  Overview                                                             6
           B.  Employees and Management                                             7
           C.  Ownership                                                            7

      V.   ECONOMIC OVERVIEW AND OUTLOOK                                            8
           A.  National - June 1997                                                 8
           B.  Utah - 1997                                                         13

     VI.   INDUSTRY OVERVIEW                                                       20
           A.  Property/Casualty Insurance                                         20
           B.  Property/Casualty Insurance Industry Outlook                        29
           C.  Insurance Agencies and Brokers                                      33

    VII.   FINANCIAL REVIEW                                                        40
   VIII.   CROSS-SECTIONAL ANALYSIS                                                45
     IX.   ESTIMATES OF VALUE                                                      47
           A.  Nature of the Security                                              47
                1.  Control                                                        47
                2.  Marketability                                                  47
           B.  Normalization of Earnings                                           48
                1.  Regression Analysis                                            49
                2.  Past Averages                                                  49
                3.  Company Projections                                            50
                4.  Projected Earnings                                             50
           C.  Book/Liquidation Value                                              51
           D.  Market Value                                                        53
           E.  Income Value                                                        57


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
                                                                                  Page
                                                                                  ----
      X.   SUMMARY AND CONCLUSION                                                  60
     XI.   EXHIBITS                                                                61

                                TABLE OF CONTENTS
                                   (continued)


APPENDIX A:  Beehive Insurance - Financial Statement Summary

APPENDIX B:  Robert Morris Associates Industry Ratios -
             Insurance Agents & Brokers

APPENDIX C:  Statement of Limiting Conditions
APPENDIX D:  Professional Qualifications
APPENDIX E:  Internal Revenue Ruling 59-60, 1959-1 CB 237



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                                                                               1


                                     PREFACE

        This valuation study was conducted at the request of the shareholders of Beehive Insurance Agency, Inc. ("Beehive Insurance" or "the Company") to provide an estimate as to the fair market enterprise (controlling interest) value of the Company as of June 30, 1997. In preparing this report, information provided by the Company was used. Company management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. Houlihan Valuation Advisors ("HVA") is not in a position to certify the accuracy of basic data provided by the Company, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.



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                                                                               2

                          BASIC PRINCIPLES OF VALUATION

        The principles which have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between Beehive Insurance's operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

        Fair market value is that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are usually only incidentally related. The value of securities which are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

        a. General economic conditions;

        b. Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

        c. Public attitude and investor sentiment toward particular industries and companies.

        Fair market value of securities which enjoy an active public market is determined by actual



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                                                                               3



market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. Determination of fair market value of securities of a closely held corporation, however, cannot be determined as precisely, thus creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

        Professional valuation of a closely held company cannot be considered an exact science; however, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value which are reasonable and relevant.

        The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for Beehive Insurance change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.



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                                                                               4



                                  INTRODUCTION

                                     Purpose

        The purpose of this report is to determine the fair market enterprise (controlling interest) value of Beehive Insurance as of June 30, 1997, pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of Beehive Insurance with three other related companies: W.W. Clyde & Company, Geneva Rock Products, Inc., and Utah Service, Inc.

                                      Scope

        Both internal and external factors which influence the value of Beehive Insurance are analyzed and interpreted. Internal factors include the Company's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

                                   Methodology

        The report first looks at the background and operating characteristics of Beehive Insurance. It next provides overviews of the national and Utah economies and the property/ casualty insurance and insurance brokerage/agency industries, each important as a description of the environment in which the Company operates. A financial analysis of the Company, as well as a comparative analysis of the results of the Company with those of the industry, follows. Finally, the report determines explicit controlling interest values for the Company via the application of alternative valuation techniques. Four valuation methods are employed: book/liquidation value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of



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                                                                               5



future benefits). After considering the assumptions and relative justification of each valuation method, the results are synthesized into a final value estimate on a controlling interest basis of the common stock of the Company.



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                                                                               6



                               COMPANY BACKGROUND


Overview

        Beehive Insurance Agency was founded and incorporated in the State of Utah on June 20, 1961. The Company was formed to operate as an independent insurance agency for the sale of all types of insurance coverage to the general public. The Company's operations have gradually evolved into the sale of primarily commercial property and casualty insurance coverages. Various other businesses owned by the W.W. Clyde family (particularly W.W. Clyde & Company and Geneva Rock Products, which collectively generate approximately 50% of the Company's revenues) comprise a significant portion of the Company's client base; however, several other independent customers are also serviced by the Company.

        St. Paul Fire & Marine and Reliance Insurance Company are the insurance carriers providing coverage and surety bonds for W.W. Clyde & Company, while Geneva Rock Products is insured through Royal Insurance Co. and USF&G. These are the primary carriers represented by Beehive Insurance; other carriers brokered by the Company in smaller amounts include Ohio Casualty and Unigard Insurance.

        The majority of the Company's customers are located along the Wasatch Front in the state of Utah, although some of these customers also have out-of-state operations. The Company also has a few customers in other parts of Utah, as well as in surrounding states. The Company's share of the Utah property and casualty insurance market is estimated at 1% or less. The Company acquires new customers primarily by referral from existing customers. Some advertising is done, mainly in contractor trade journals and other publications. The Company currently has no expansion plans.



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                                                                               7



        Beehive Insurance's primary competitive strength is its strong and loyal customer base. Many of the Company's accounts have been with it since inception. According to management, the key to competing in the insurance agency business is having the right insurance company available at the time it is needed. Since an insurance agency can only represent a limited number of insurance providers, it is difficult to have the right insurance company when an opportunity arises. The primary competitive weakness of the Company is its small size, which results in a limited number of insurance carriers it can represent at any one time.

        The Company's operating facility is located on a .31 acre parcel of land located in downtown Salt Lake City, Utah. The Company owns both the building out of which it conducts operations and the land on which it is located.


Employees and Management


        Beehive Insurance has only four employees. W. Douglas Snow is the Company's President and General Manager, and is the key employee of the Company. The Company's officers are Mr. Snow, President; B. Clyde Gammell, Vice President; and Carol C. Salisbury, Secretary/Treasurer. The Company's Board of Directors consists of Mr. Snow, Mr. Gammell, Ms. Salisbury, J. Richard Walton, Richard C. Clyde, Wilford W. Clyde, Norman D. Clyde, and Hal M. Clyde.

Ownership

        Beehive Insurance has a total of 21,487 common shares issued and outstanding, held by 50 shareholders. There are no controlling shareholders; the largest shareholder is W.W. Clyde Investment, which owns only 3,700 shares (or 17.2% of the total).



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                                                                               8



                          ECONOMIC OVERVIEW AND OUTLOOK

National - June 1997

        To a greater extent than not, it is still the best of all possible worlds. For example, the economic uptrend, which is now in its seventh year, gives no sign of drawing to a close, notwithstanding some recent figures that suggest a moderately slower pace of growth in the months ahead. Inflation, at both the producer and consumer levels, is still muted, with most price indexes showing inflation at its lowest sustained levels in three decades. Short- and long-term interest rates remain relatively low, even after an earlier monetary tightening maneuver by a worried Federal Reserve Board. Corporate earnings continue to push higher, buoyed by rising demand and increasing productivity. And the stock market, an occasional setback aside, is still setting all-time highs with some regularity.

        The status quo, however, doesn't persist indefinitely. Thus, sooner or later, even the most carefully scripted scenario will come undone, or at least be modified sufficiently to change the prevailing assumptions. In fact, as noted above, we may already be seeing the first small cracks in the nation's economic armor, with recent figures showing an easing in retail sales, a flattening in industrial production, and a slight diminution in the growth of housing demand. Then too, while recent inflation figures have been generally reassuring, there is also no denying that selective pricing pressures are starting to build in the commodity area, with coffee, oil, and tobacco quotations all up sharply over the past several weeks. Finally, the Federal Reserve - which attempts to keep the economy and inflation on an even keel - is currently in a somewhat more cautious mood than it was three or six months ago. In all, then, with the economy still apparently in good health, with a few clouds starting to appear in an



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                                                                               9



otherwise bright inflation picture, and with Fed Chairman Alan Greenspan not backtracking from his earlier warnings about an excess of exuberance in the stock market, the penalties for the lead bank erring on the side of not lifting interest rates in the months ahead may now well exceed those for standing pat. And should the Fed, which saw prior long business expansions (in the 1960s and 1980s) end with a bout of rising inflation, fear a replay and raise rates once or twice more, economic growth would likely slow sufficiently to put a damper on corporate profits. The stock market, which is now trading at near-record levels and at lofty valuations, in part because of the almost uninterrupted growth in corporate earnings, might then face its first serious test in several years.

        The economy put on quite a show during the final three months of 1996, with real, inflation-adjusted gross domestic product (GDP) advancing at a scintillating 4.7% rate. The expansion then, to the surprise of many, picked up additional strength in the opening quarter of 1997, as higher levels of consumer spending and strength in the construction and industrial sectors helped produce growth that was close to 6%. Clearly, however, this stepup in economic activity was unnerving to the Federal Reserve, as the bank presumably saw in this acceleration the potential to bring about a much higher level of inflation. The rationale for this point of view is that such strong economic activity would sooner or later induce shortages of labor, materials, and manufacturing capacity. These shortages, in turn, would presumably lead to increased pricing pressures.

        The question now is whether or not we will see an encore in the second quarter. It is not likely that we will, since the retail, manufacturing, and construction sectors all appear to be leveling off. That having been said, however, it should also be noted that there is no full-scale retreat in prospect either. Moreover, such a pullback is not anticipated to take hold in the near term, given the high levels of




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                                                                              10



consumer confidence and the two-decade low in the unemployment rate. Instead, an orderly slowing in growth over the next four to six quarters is likely, with GDP increases averaging between 2.0% and 2.5%. Inflation and interest rates, meanwhile, should also hold at moderate levels, although with some upward bias. Corporate profit growth is likely to slow, in the meantime, but not turn down unless the economy slackens more than is now anticipated.

        Peering further out, Value Line projects the above tends to largely continue, with economic growth and inflation stepping up a bit, to around 3%, and with interest rates probably not veering appreciably from present levels. Corporate profits, fueled by increased productivity, additional technological innovation, and fairly steady growth in demand, are expected to rise at a mid-to-high single-digit percentage in most years. As always, though, these long-range projections do not allow for exogenous shocks, such as political upheavals, military flareups, oil embargoes, or ruinous trade wars, none of which can be predicted with any degree of assurance as to timing or even occurrence.

        As noted above, the U.S. economy really came on strongly during the final quarter of 1996 and the opening three months of this year. However, there are already signs that the economy got off to a rockier start in the second quarter. For example, retail sales declined in April; auto and truck sales fell as well; the nation's factories used less of their capacity in the most recent month; and housing starts, albeit up in the latest survey, were still below their earlier peak, while building permits, a harbinger of future construction activity, actually edged downward. All of this having been said, however, the U.S. economy continues to be remarkably resilient. In fact, with the consumer continuing to be optimistic and with improving employment figures further underpinning this confidence, the case for sustained 2.0% - 2.5% growth over the balance of this year is still quite strong.




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                                                                              11



        The inflation news continues to be good as well, with wholesale and consumer inflation steadfastly holding at modest levels. Moreover, no basic change in trend over the next year or so is likely, although higher commodity prices and the ability of certain industries (such as steel) to consistently raise prices suggest at least an interim upward bias. However, with industrial raw materials still in adequate supply, with turmoil around the globe at a minimum, and with the nation's factories, aided by new technology and better inventory methods, operating without serious production bottlenecks, the potential for the kinds of energy and industrial materials shortages that produced rampant price inflation two decades ago is rather limited. Overall, producer prices are projected by Value Line to rise by 0.5% in 1997 and by 2.2% in 1998, with consumer prices expected to increase by 2.5% this year and by 2.9% in 1998. This pattern of restrained inflation is furthermore anticipated to carry over to the turn of the century.

        Interest rates have remained stable, with long-term rates (as represented by the 30-year Treasury bond) holding within a 6.0% - 8.0% band during the past several years. This stability is an outgrowth of the absence of severe pricing pressures. Moreover, with the economy likely to grow more slowly in the next 12 to 18 months, and with the Fed probably following a slightly tighter monetary course - in an effort to avoid the need for more drastic action later on - inflation should stay fairly subdued. All of this suggests that business spending will not be constrained by high borrowing costs, nor should potential homebuyers be priced out of the residential market by unaffordable mortgage rates.

        The final factor in sustaining the bull market continues to be rising corporate income. Profits in certain areas (like semiconductors, computers, financial services, and pharmaceuticals) have been literally on a several-year-long tear. Overall, profits - backed by strong demand and better cost management - have now risen for five straight years, with double-digit percentage growth rather commonplace for much of this period. A respectable, though quite modest, 5% to 7% increase is likely this year, given the reasonable first-quarter gains and the solid order and pricing trends generally now in place. A further, but smaller, 3% to 5% gain is likely in 1998, as GDP growth slows to perhaps 2%. As the rate of economic improvement steps up a notch by the close of the century, income growth could quicken moderately as well.

        Buoyed by the best economic and inflation news in a generation, by a generally neutral to accommodative Fed, and further underpinned by the strongest profit growth in years, the stock market has been on a virtual six-year-long joyride. In the process, the Dow Jones Industrial Average has nearly tripled, surpassing five thousand-point milestones. Further, the trends that have sustained this long price advance remain in place by and large. Indeed, with few alternate investments around (e.g., gold, real estate, or art) that offer anywhere near the historical returns of stocks, many investors continue to look to the equity market for capital appreciation. And, given the apparently favorable prospects for the economy, inflation, interest rates, and corporate profits during the next three to five years, such confidence would seem warranted, at least on a long-term basis. This good long-term potential aside, the stock market has come a long way in a very short time. Indeed, at current historically rich valuation levels, there would seem to be at least the chance of a market setback at some point. The easy money has likely already been made this year, and investors will need to exercise restraint until a correction takes place or profits rise sufficiently to bring valuation levels better into line.




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                                                                              13



Source:  Value Line Investment Survey



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                                                                              14



Utah - 1997

        Utah's overall 1996 economic performance was again spectacular. The state was either the first- or second-fastest job producing state in the nation for the fourth consecutive year. Favorable interest rates enhanced residential construction activity, which, when combined with booming commercial building, contributed significant economic stimulus. The quality of Utah's labor force, the favorable business and education climate, and the desirable lifestyle support the favorable economic environment.

        The state's 1997 economic outlook remains solid, but forecasted aggregate growth rates will likely moderate relative to the impressive gains recorded in 1995 and 1996. 1997 will be the ninth consecutive year of strong economic growth. There are as yet no serious excess supply or overbuilt conditions identifiable. A tight labor market and higher employee turnover will be constraining growth factors. The state's Middle Market Business Index in the third quarter of 1996 showed sales up 9% and employment gains of 2.5%.

        Utah is about to embark upon a huge project to expand and modernize its transportation infrastructure. Highway and light-rail expenditures are projected to be $4 billion over the next ten years, to be partially funded through increased taxes and bonding. The net impact on the local economy is not yet clear, as disruption to the flow of commerce will partially offset the stimulative spending effect.

        The Utah state government budget in fiscal year 1997 has projected a $24 million surplus and $194 million of additional revenues, following surpluses of $120 million in fiscal 1994, $72 million in 1995, and $131 million in 1996. Utah is one of only a handful of states with a solid AAA bond rating.

        The 2002 Winter Olympics, awarded to Salt Lake City in the summer of 1995, will be extremely important to Utah's economy over the next six years. A $1 billion Olympic budget, along with the ongoing associated growth in Utah's winter tourism industry, will be an important sustaining growth factor.

        Consumer prices in 1996 along the Wasatch Front rose by 3.9%, compared with a 1995 annual increase of 4.9% and a 1994 increase of 4.2%. The 1996 second-quarter ACCRA cost of living index as a percent of the national average was 96.9% in Salt Lake City/Ogden, 102.3% in Provo/Orem, 106.2% in Logan, 94.7% in Cedar City, and 103.7% in St. George.

        Utah's population is projected to reach 2,043,000 in 1997, an increase of 42,000 people, or 2.1%, from the 1996 figure. Population growth in 1996 of 43,000 people, or 2.2%, was below the 2.6% increase experienced in 1995. The 1996 gain was, nevertheless, the third-fastest nationally, behind Nevada and Arizona. 1996 was the third consecutive year in which the state's population increase was equal to or less than the number of new jobs. Net in-migration is expected to slip only modestly to 13,000 people in 1997 from the 1996 figure of 13,400. Net in-migration occurred for the sixth consecutive year in 1996; however, the 1996 figure was the smallest annual total during the six year period. The total net in-migration for the six year period was 108,000, with an average annual growth of 18,000. In 1996, net in-migration accounted for 31% of the total population gain, a somewhat smaller proportion than the 40% average of the prior three years. The number of households in Utah during 1996 was estimated to be 640,000, with an average of 3.13 persons per household.

        Utah's personal income is projected to reach $41.5 billion in 1997, or an increase of 7.7% from the 1996 figure, following gains of 8.2% in 1996, 9.4% in 1995, and 8.5% in 1994. The 1997 personal income gain should be only moderately below the highly favorable 1996 growth performance. The state's 1997 personal income growth will likely keep it among the top five in the nation. The state's 1996 second quarter personal income gain of 8.6% ranked Utah third-highest nationally, well above the national average growth rate of 5.5%. Average personal income growth in Utah during the 1991-95 period was 8.1%, compared with the national average of 5.5%. This ranked the state third in personal income growth during the period, behind only Nevada and Arizona.

        Preliminary data shows that Utah's 1996 average wages rose by approximately 4.1%, exceeding the 3.7% increase in 1995. However, entry-level wages and certain industrial segments (particularly technology and construction-related) are experiencing significant upward wage pressure. Wage increases will continue in 1997, perhaps at a rate equal to or even exceeding the 1996 growth rate. Utah's total personal income per household was estimated at $60,150 in 1996, approximately 92% of the national average. Per capita personal income in the state during 1996 was $19,289, or 80% of the national average, up from 73% in 1989.

        Utah is expected to generate 41,100 new nonagricultural jobs in 1997, an increase of 4.3% from the 1996 level, following job gains of 48,100 (or 5.3%) in 1996 and 48,300 (or 5.6%) in 1995. The state's 1997 unemployment rate is expected to average 3.4%, unchanged from the 1996 figure, which was the lowest annual level of unemployment in four decades. Because the statewide unemployment rate stayed at near 3% for much of 1996, Utah's labor market was very tight, with significant employee turnover and rising wages. An important business decision in 1997 will be wage administration, attempting to reward and encourage productivity and efficiency, while at the same time reducing employee turnover.

        Utah's 1996 job growth of 5.3% ranked second to that of Nevada as the highest in the nation. For the fourth consecutive year, the state's job growth exceeded 5%, an unprecedented accomplishment in the post-World War II era. During the 1991-95 period, the state's average annual job growth rate was a remarkable 5.1%, also second highest nationally. The 1997 forecast gain of 4.3% is below that five-year trend. During the past five years, 211,000 jobs have been created in Utah, equivalent to 22% of the 1996 total nonagricultural employment. The state's labor force participation rate is considerably higher than the national average, with 83% of the state's men working and 61% of the state's women working, compared with the national averages of 75% of men and 59% of women. Accordingly, labor market tightness in several industries will remain evident in 1997.

        New employment gains were diversified in 1996. The construction employment surge of 12% (or 6,500 new jobs) followed gains of 14% in 1995 and 21% in 1994. A manufacturing jobs gain of 4.4% (or 5,500 jobs) was also very impressive. Service sector employment rose by 7.2%, while new jobs in trade grew by 4.8%. Government employment rose by only 1.5% and, as a percentage of total employment, was only 17% in 1996 compared with 22% in 1986. The state's federal defense employment of 11,300 jobs was down only 600 jobs, or 5%, from the previous year. Apparently, most of Utah's defense-related employment reduction is behind us. Conversion of military facilities to private industry, as is essentially complete in Tooele and beginning in Ogden, holds the promise of significant future job growth.

        Single-family building permits are expected to decrease by 5.1% (or by 775 units) in 1997, totaling 14,500 compared with 15,275 in 1996 and 13,904 in 1995. Total construction value in 1997 is projected to be $3.2 billion, a decline of 11% from the 1996 figure. The housing financing opportunities appear to be favorable in 1997. Slower net in-migration and employment growth, together with some indicators of softening in the housing market in late 1996, should combine to reduce the number of single-family housing starts by 5%.

        Multi-family building permits reached nearly 7,400 units in 1996, a gain of 15%. Salt Lake apartment vacancy rates apparently edged higher in 1996. In the second half of the year, apartment rental rates were about 3% higher than in the prior year. In 1997, construction of perhaps 6,000 apartment units is expected. While an oversupply of housing is not anticipated, a modestly reduced annual production in 1997 is appropriate.

        Real estate sales value in the Salt Lake City Multiple Listing Service during the January -November 1996 period was up 0.6% (to $1.37 billion), while the number of single-family homes and condominiums sold dropped 6% (to 9,616). Available inventory for sale in November 1996 was up more than 50%. Mortgage recordings during the first nine months of 1996 for new home and resale financings were $1.522 billion in Salt Lake County, an increase of 27%; $413 million in Utah County, an increase of 8%; $242 million in Weber County, an increase of 19%; and $130 million in Washington County, an increase of 16%.

        The median existing home sales price during the 1996 third quarter in the Salt Lake/ Ogden area was $123,100, an increase of 5.3% over the prior year, compared with a 16% gain in 1995. The average 1996 third-quarter residential sales price in the Salt Lake multiple listing area was $154,676, a gain of 7.0% from the year-earlier figure; however, that gain narrowed to only 1.2% in November. A First Security Bank analysis of housing affordability in Salt Lake County, using married filing jointly adjusted gross income, indicated that affordability in 1995 was generally the same as in 1988. The 1996 second quarter level of housing costs (ACCRA data) was 94.8% of the national average for Salt Lake City/Ogden, 114.9% for Provo/Orem, 119.0% for Logan, 84.3% for Cedar City, and 111.4% for St. George. The state's gross mortgage delinquency rate was 3.6% in September 1996, down from the year-earlier figure of 3.9% and slightly below the Mountain States' average of 3.8%.

        The commencement of the $4 billion, 10-year highway improvement and transportation project, combined with numerous other large commercial projects either announced or underway, should sustain rapid growth in Utah's commercial construction industry. A high level of construction activity is anticipated in 1997 for all major categories of commercial and industrial space. Commercial real estate vacancy rates in Salt Lake City in the third quarter of 1996 were 5.3% for office space, 4.4% for retail space, and 3.7% for industrial space. These rates are extremely low, suggesting the likelihood of additional space being constructed.

        Utah's taxable retail sales are forecast to increase by 6.7% in 1997, significantly below the 11% gain in 1996 and the 8.1% increase in 1995. New automobile sales may edge slightly higher in 1996, by 1.2%, following the 5.8% gain achieved in 1996. During the first 11 months of 1996, there were 278,247 tourism room night bookings that the Salt Lake Area Convention and Visitors Bureau sold to 292 groups. Plans have been completed for a $100 million retail shopping mall in Provo, with an expected opening in late 1998. Construction has begun on the $185 million Little America Hotel/Convention Center expansion.

        Utah bankruptcies during the first ten months of 1996 jumped by 26%, following a 12% decline in 1995. Higher debt levels and rising housing costs contributed to the increase. The consumer credit delinquency rate in Utah (indirect auto loans) in the third quarter of 1996 was 3.22%, higher than the 2.3% national average and significantly above the state's year-earlier level of 1.79%.

        Hotel and motel room tax collections for the January - September 1996 were approximately 6% above those of the prior year. The state's hotel occupancy rate during the first 11 months of 1996 was 74%, unchanged from the 1995 figure. Passenger totals at the Salt Lake International Airport rose by 15% during the first ten months of 1996, following a 5% annual increase in 1995.

        In conclusion, Utah's 1997 economic outlook remains highly favorable, but aggregate economic growth rates likely will not duplicate the extraordinary gains of the past two years. Interestingly, the modestly slower growth may help solve Utah's two most evident economic problems: an excessively tight labor market and escalating single-family home prices.

Source:  First Security Corporation

                                INDUSTRY OVERVIEW


Property/Casualty Insurance

        The property-casualty industry wrote $268.8 billion of premiums during 1996, based on information released in early April 1997 by the Insurance Services Office (ISO), an industry advisory organization. This sum represents a 3.5% rise from 1995's written premium levels of $259.8 billion, and it continues a decade-long trend of single-digit written premium growth.


        Written premium growth rates during 1996 diverged to a small extent by line of business. After a relatively strong second half, commercial lines writers ended 1996 with written premium growth of 4.5% - not bad considering that this segment contains some of the market's most competitive business lines. Relatively strong growth rates in certain property lines of coverage, combined with somewhat improved premium pricing in medical malpractice and workers' compensation lines, offset ongoing price competition in general liability lines.


        Personal lines writers posted 3.8% written premium growth, mainly due to strength in homeowners' and select auto lines. Balanced lines underwriters - those that write both commercial and personal lines policies - fared the worst. This relatively small group (accounting for less than 25% of total premium volume) posted an anemic 1.3% rise in written premiums. This weakness is most likely due to the disruptive restructuring actions being undertaken by several companies in this sector.


        For all of 1997, Standard & Poor's anticipates that written premiums will advance about 4.5% above 1996 levels, to reach approximately $280 billion. However, there is a lag of approximately 12 months between the time a policy is written and the time the insurer "earns" the full premium and recognizes it as revenue. As a result, the modest written premium growth rates recorded during 1996 will translate into modest topline growth for many insurers in 1997. During 1996, earned premiums rose about 3.7% to $263.7 billion, from $254.2 billion in 1995.

        Incurred losses and loss adjustment expenses rose 2.9% to $206.5 billion during 1996, versus $200.6 billion of losses and related expenses in 1995. A number of conditions affect the level of incurred losses. One volatile factor is the level of catastrophe losses. A catastrophe is defined as an event or a series of related events that causes insured losses of $5 million or more. During 1996, the level of catastrophe losses declined. According to the Property Claim Services Division of the American Insurance Services Group, catastrophe losses totaled $7.4 billion in 1996, down almost 11% from $8.3 billion of catastrophe losses incurred in 1995.

        However, many property lines, especially homeowners', were impaired by a high level of weather-related losses. As a result, the industry's pretax underwriting loss totaled $16.8 billion in 1996, down about 5% from $17.7 billion in 1995.

        According to ISO data, the combined ratio ended 1996 at 105.9%, a slight improvement over the 1995 year-end combined ratio of 106.4%. The combined ratio is a key measure of underwriting performance, and is a means by which one can quickly assess an insurer's underwriting acumen. It equals the sum of the loss ratio, the expense ratio, and the dividend ratio. A combined ratio below 100% indicates an underwriting profit, while one in excess of 100% indicates an underwriting loss.

        The industry's loss ratio - a comparison of losses and related expenses to earned premiums - ended 1996 at 78.3%, a slight improvement over the 1995 figure of 78.9%. The industry's expense ratio - equal to other underwriting expense divided by net written premiums -climbed slightly during 1996. Despite many participants' efforts to reign in costs, the expense ratio inched upward to 26.5% in

1996 from 26.1% in 1995. The dividend ratio - policyholder dividends divided by earned premiums - declined a bit; it ended 1996 at 1.1%, compared with 1.4% a year earlier.

        Although the overall industry's combined ratio was little changed, the combined ratios of individual lines varied quite a bit by type of underwriter. Personal lines underwriters in general were able to offset higher weather-related losses in the homeowners' line with improved auto loss trends; they produced a combined ratio of 102.0% in 1996, an improvement over the 1995 figure of 104.0%. Commercial lines writers, too, were able to produce somewhat better underwriting results. Their combined ratio equaled 106.8% in 1996, down from 108.2% in 1995. But balanced writers saw their combined ratio deteriorate to 110.1% in 1996 from 106.8% in 1995.

        Loss reserves, the funds set aside to pay future claims, grew only 1.3% during 1996. At December 31, 1996, the level of loss and loss adjustment expense
(LAE) reserves totaled $365.6 billion, compared with $360.9 billion in 1995. At first glance, one might be concerned that the overall growth rate of reserves in 1996 was lower than the rate of premium growth. Yet this condition is likely due to a release of redundant reserves in certain lines of business whose loss trends were lower than insurers had originally anticipated. The medical malpractice line is one area in which anecdotal evidence suggests this is the case. Concerns remain, however, about the adequacy of reserves for environmental exposures.

        Perhaps the brightest spots on insurers' income statements were their investment results. The industry's net investment gains (equal to net investment income plus realized capital gains) advanced 10% during 1996, to $47.1 billion, from $42.8 billion in

1995. Thanks to strong equity markets and relatively low interest rates, net realized capital gains surged 60%, to $9.6 billion, from $6.0 billion in 1995. But low interest rates limited the growth in net investment income to 2.2% in 1996, or $37.6 billion, versus $36.8 billion in 1995. And after a strong showing of $21.7 billion in 1995, net unrealized capital gains declined to $13.9 billion in 1996.

        Although financial statements now include net realized investment gains as a component of net income, most analysts pay closer attention to net operating income when monitoring an insurer's results. Because investment gains can greatly vary from year to year and from insurer to insurer - depending on market conditions and individual company investment and capital management strategies - operating earnings tend to provide a better picture of an insurer's underlying profitability.

        Pre-tax operating earnings for the property-casualty industry rose only 3.6% to $20.2 billion in 1996, up from $19.5 billion in 1995. The rather anemic rate of profit growth reflects modestly higher premium growth, coupled with higher claim trends in certain coverage lines. Net income after taxes for property-casualty insurers rose almost 17% in 1996, reaching $24.1 billion; this was up from $20.6 billion in 1995. The 1996 rise helped push surplus levels (which are roughly analogous to shareholders' equity) up 11.5% at December 31, 1996, to $256.5 billion, from $230.0 billion a year earlier. The $26.5 billion year-to-year rise in surplus reflects additions of $24.1 billion in net income, $13.9 billion in unrealized capital gains, and $4.1 billion in new funds. These additions were offset by outflows of $8.7 billion in stockholder dividends and $6.9 billion in miscellaneous surplus charges.

        Despite these meager gains, the property-casualty insurance industry remains underleveraged. In other words, too much capital is chasing too little business. A ratio that helps quantify the extent of overcapitalization is the net written premium-to-surplus ratio. At December 31, 1996, the ratio equaled
1.05 to 1, down from 1.13 to 1 at the end of 1995. Typically, regulators let insurers leverage their capital two times. In other words, an insurer with $100 in capital would be allowed to write $200 in premiums. Using the 2-to-1 ratio of premiums to surplus as a benchmark, it is estimated that the insurance industry had excess capital of $122.1 billion as of December 31, 1996. The estimate is based on written premium volume of $268.8 billion in 1996. This excess surplus is about one and a half times greater than the total surplus of the Top 10 underwriters.

        In an environment marked by questionable reserve levels - particularly for environmental claims - some of this so-called excess capital may not be genuine. Nonetheless, even if a series of record-breaking catastrophes and a more conservative reserve posture is factored in, there remains an overabundant supply of underwriting capacity in the property-casualty insurance market. This situation doesn't bode well for any improvement in pricing in the near term. Excess writing capacity has increased premium price competition to the point where it would be financially unsound for some insurers to write certain policies. Those insurers would have to offer premiums so low that they couldn't cover the necessary expenses or receive an adequate return on their capital for the risk incurred.

        Moreover, the heightened competition brought on by this overcapacity has fueled a consolidation trend. According to a survey conducted by the insurance consulting firm Conning & Co., insurance industry merger and acquisition volume more than doubled in a recent two-year span, rising to $27 billion in 1995 from $12.5 billion in 1994. Moreover, the volume of public offerings - both initial and secondary - soared from $1.9 billion in 1994 to $4.6 billion in 1995. The reinsurance sector accounted for approximately 28% of the total dollar volume of public offerings, a trend driven in part by a number of companies spinning off their reinsurance divisions in public offerings.

        Several recent deals are worth noting, including Berkshire Hathaway's $2.3 billion purchase of the 49% of Geico Corp. that it didn't already own, effective January 1996, and Zurich Insurance Group's acquisition of Kemper Corp. for approximately $1.7 billion, also effective January 1996. That the consolidation trend has permeated the reinsurance sector is also evident. In July 1996, General Re Corp., the largest reinsurer in the United States, agreed to purchase National Re Corp. for approximately $940 million in cash and stock.

        The U.S. property-casualty industry is one in which thousands of companies vie for business, but only a handful of companies dominate the market for commercial and personal insurance coverage. According to data from the insurance research and publishing firm A.M. Best Co., the ten largest insurers, based on premium volume, wrote about 40% of the approximately $259.8 billion of industry premiums in 1995. The five largest insurers combined wrote 29% of all industry premiums in 1995. But the two largest insurers - State Farm Group and Allstate Insurance Group - together commanded a 20% share of the property-casualty insurance market.

        Due to overcapacity (that is, excess underwriting capacity), premium pricing for most coverage lines is very competitive. This excess capacity has been the impetus behind a consolidation trend now sweeping the insurance industry. Insurers are also cutting costs and narrowing their product focus in an attempt to gain economies of scale. Still others have begun to expand overseas, hoping to capitalize on the relatively faster-growing economies of many foreign countries.

        Another secondary trend arising from capacity-related competitive pressures is insurers' increased participation in so-called alternative markets. Alternative markets include captive insurance companies, which are insurance organizations owned by corporations for the purposes of providing insurance coverage for that corporation; risk retention groups, whose members are in a similar profession and have banded together to self-insure their risks; and other self-insurance pools and trusts.

        In the past few decades, self-insurance has become increasingly popular. It is the practice of a company, a local government, or a group of companies or local governments usually in collaboration with an insurance or actuarial consultant - setting aside funds to pay for claims that might arise from a particular risk. The scope and limits of these arrangements are very well-defined. And although self-insurance sometimes completely replaces an organization's regular insurance plan, it's usually used in conjunction with traditional forms of insurance. In most cases, it's only one component in an organization's risk management program. However, self-insurance and other forms of risk transfer have grown increasingly common in recent years.

        Alternative forms of risk transfer, like-self-insurance, grew in popularity during the early 1980s when a shortage of available liability insurance coverage sent prices soaring. Many companies and local governments, having discovered this alternative out of necessity, now employ it by choice. According to data obtained from A.M. Best and the insurance brokerage firm Sedgwick James, the alternative market accounted for 43.7% of the total commercial insurance market in 1995, up from 35.3% in 1990, even though during those five years insurance pricing was soft and availability was plentiful. Many insurance companies noted a dropoff in their written premium volume due to a loss of business to the alternative markets; this worsened their already tepid top-line growth prospects due to overcapacity. To counter this trend, several insurers have begun aggressively pursuing clients in the alternative market, offering guidance in establishing and managing captive insurance accounts. Given that insurers will likely continue to lose business to this alternative form of risk transfer, their participation in this consulting market will also likely continue to grow.

        Insurers must contend not only with forces within their industry, but also with some external forces that are bearing down on them. Mother Nature hasn't been kind to property-casualty insurers lately. According to a study published by A.M. Best, the ten largest insured catastrophe losses in the U.S. property-casualty insurance industry's history have all occurred since 1989. The three costliest were Hurricane Andrew in 1992, with $15.5 billion in insured losses; the 1994 earthquake centered in Northridge, California, with $12.5 billion in insured losses; and Hurricane Hugo in 1989, with $4.2 billion in insured losses. A.M. Best estimates that if Hurricane Andrew had hit a more densely populated area of Florida, claims could have reached $50 billion.

        Earthquakes are another type of catastrophe with the potential to inflict huge losses. Some earthquake experts estimated that if "the big one" happens in Los Angeles or San Francisco, the result could be $750 billion of insured losses. A catastrophe of this magnitude would more than wipe out the entire industry's surplus, which at year-end 1995 was $231.7 billion. And California isn't the only area with the potential for earthquake disasters. A.M. Best recently reported that if an earthquake measuring 7.4 on the Richter scale were to occur along the semi-active New Madrid fault (which crosses six Midwestern states), it could cause $60 billion in property damage.

        It appears, however, that the insurance industry is not equipped to deal with such catastrophes. Current surplus levels are far below the amount that would be needed after one of these high-magnitude disasters, which would make Hurricane Andrew seem puny in comparison. Furthermore, the industry as a whole has made little progress in preparing for such mega-disasters. In fact, most companies are still charging premiums that are too low to cover even a "run-of-the-mill" disaster.

        As mentioned, A.M. Best noted that both natural disasters and the resultant insured losses have been increasing in frequency and severity since 1989, and it expects this trend to continue. While the definitive reasons behind this striking trend aren't known, A.M. Best surmised that global warming could be a contributing factor in the increased frequency of natural disasters. To make matters worse, other factors - such as changes in population density, demographic migration to coastal areas, increased home/property values, and inadequate or unenforced building codes - are raising the financial losses incurred with each disaster.

        Due to expectations of heightened catastrophe levels, A.M. Best has been carefully monitoring how insurers manage their catastrophe exposure, and found that many insurers are "living dangerously", competing on price and not adequately reserving for future calamities. Moreover, A.M. Best concluded that homeowners lines will remain unprofitable for some time, given the prevailing regulatory climate of rate suppression and lock-in mandates, which force insurers to offer insurance in certain catastrophe-prone regions and states, while simultaneously denying rate increases. Commercial multiperil companies, which have fewer regulatory constraints, will also be unprofitable for several more years, given their propensity to cut prices; premiums aren't keeping up with higher catastrophe levels, resulting in underwriting losses. Heightened rating agency scrutiny over the degree of exposure to catastrophes will force the insurance industry to reassess premium pricing and increase reserves.

        Another external force with which property-casualty insurers will contend is the entry of banks into the insurance arena. Life insurers have long waged a turf war with banks over the sale of life insurance products through bank branches. Now it looks as though property-casualty must also square off with banks. Nonetheless, this may open up a new distribution channel for insurers. Distributing their products through banks offers a low-cost means of reaching the fairly underserved middle-class market. The real losers in "bancassurance" are independent insurance agents. In fact, many insurers have become reluctant to disclose the level or scope of their distribution agreements with banks for fear of jeopardizing their relationships with their independent agents. However, as more and more insurers team up with banks, independent agents will have no choice but to carve out other niches, such as focusing on the high-end insurance market for wealthy individuals or selling insurance to lower-income individuals.

        Clearly, the extent to which an insurer can manage the concomitant forces of competitive premium pricing, rising catastrophe losses, and growing competitive challenges will determine its long-term viability.

Property/Casualty Insurance Industry Outlook

        The property/casualty insurance industry is beset with many problems. First, it is a highly fragmented, competitive industry. In this environment, insurers are willing to undercut on price to maintain market share. For the foreseeable future, premium growth will be sluggish and won't cover underwriting losses and related costs. Part of the heightened competition in commercial insurance lines is related to the growing popularity of "alternative insurance" among Fortune 500 companies and, increasingly, among smaller companies as well. Both groups have become more sophisticated in risk management; they are spending fewer premium dollars by self-insuring or retaining a higher level of risk through larger deductibles.

        A second factor that makes the insurance industry unappealing from an investment viewpoint is that it has underestimated its future catastrophe liabilities for many years, which in effect has caused an overstatement of profitability and surplus levels. Insurers are only now starting to pay for these actuarial errors. For example, in personal lines (e.g., home insurance), many insurers have recently discovered, to their chagrin, that premiums haven't kept pace with asset appreciation and inflation. It requires decades of premiums in catastrophe-free years to establish enough surplus to cover one major catastrophe. As discussed earlier, the severity and frequency of catastrophes have been unexpectedly increasing since 1989. This unsettling trend, combined with the undervaluation of insured assets, suggests that for years the industry has been undercharging, given the level of underwriting risks. Therefore, the industry will probably need to increase reserve levels, which will put additional pressure on earnings.

        Third, the industry faces huge environmental and asbestos liabilities, and the nature of this problem highlights how the industry often bears the brunt of our society's increasingly litigious nature. Those insurers that are currently under-reserved for E&A liability could see their earnings suffer for years.

        Finally, the insurance industry is subject to an unfavorable regulatory and political climate. In determining premium rates, state insurance regulators often appear more concerned with appeasing consumer activists and protecting policyholders than with assuring the industry's viability. And although ensuring insurers' profitability may be politically unpopular, it is essential to the industry's long-term solvency. In recent years, insurers have been subject to retroactive premium rollbacks, rate suppression, and lock-in mandates that force them to underwrite risky and unprofitable business.

Although no rapid changes in regulatory actions affecting the insurance industry are expected, some states are starting to appreciate the crucial role insurers play in their respective economies. As more states being to recognize the importance of the "safety-valve" mechanism that insurers provide and the relationship between insurers' profitability and solvency, the regulatory climate is expected to slowly improve.

        Although the industry in aggregate has many problems, many companies are extremely well-capitalized (and therefore are more insulated from these problems), have less exposure to these problems due to better underwriting standards, or have found less competitive and less regulated markets. For example, there is a "flight to quality" among consumers of insurance. AAA-rated companies are growing premiums at double-digit rates, while the rest of the industry is moving ahead in the low single digits.

        In addition, certain companies have carved out insurance specialties. For example, Progressive Corp. and Allstate Corp. offer nonstandard auto insurance, while Hartford Steam Boiler Inspection & Insurance Co. offers insurance that protects specialized and sophisticated equipment. These companies have found that their underwriting expertise allows for firmer pricing, and can also provide fairly high barriers to entry. The outsized profits being reaped in nonstandard auto insurance have attracted some new entrants of late. This development should moderate profitability, but the large technology investment required to enter this business will keep others at bay.

        In addition, several companies, such as Chubb Corp. and American International Group, have been writing insurance outside the United States and are experiencing double-digit premium growth. Although writing insurance in foreign countries will potentially expose them to difficult regulatory environments and other risks, these two companies have been among the most successful in maintaining consistently superior underwriting standards. In addition, given the potentially greater rewards, perhaps the comparison between foreign and U.S. regulatory and legal risks doesn't give these companies much cause for concern.

        Given the industry's competitive, fragmented landscape, the consolidation pace is expected to accelerate. Certainly, consolidation would help companies reduce overhead and achieve economies of scale. Given the current degree of price competition, one of the major issues confronting the industry is how to spread out distribution costs. Consolidation would let technology drive down unit costs. Lower underwriting expenses could help insurers become low-cost providers, which would ultimately be a competitive advantage; even in a low-price environment, such companies would be able to make an underwriting profit.

        Because the industry is so fragmented, it will be some time before companies (except those in niches) will be able to command pricing authority. But consolidation could strengthen insurers' capital positions, which might benefit their ratings and would likely reduce interest costs and provide a bigger cushion for future catastrophes. It might even generate cross-selling opportunities - letting companies broaden their product lines and sell through more diverse distribution channels.

        At some point, premium growth will strengthen again, and the industry's fundamentals will become more favorable. But it may take a mega-catastrophe to startle the industry into more sensible pricing and convince regulators that both public and private interests are served by a strong insurance industry. Until pricing firms - which it likely won't do for at least two years -investors should cautiously assess whether an individual firm can overcome its industry's generally unfavorable outlook.

Insurance Agencies and Brokers

        Insurance policies are underwritten by insurance companies or "carriers". Insurance policies are sold to customers primarily by insurance agents who represent and have working contracts with one company (captive agents or exclusive agents) or with more than one company (independent agents), or by insurance brokers who represent the insurance buyer and are not under contract with insurance companies. Agents have the ability to bind the insurance company to the policy with their signatures; brokers do not. Commercial insurance brokers act as intermediaries between insurance underwriters and client companies. In exchange for "placing" insurance with clients, brokers receive a commission based on the level of premiums charged to that client.

        An agency's "book of business" is the aggregate of all the accounts which the agency writes and services. Insurance policies are divided into two main types. Property/casualty insurance, which makes up the bulk of the business sold by independent agents, includes both personal lines sold to individuals or families, such as auto and homeowners' insurance, and commercial lines purchased by businesses or institutions. Life, health and group insurance is primarily sold by captive agents, but makes up a portion of the business of most independent agencies.

        Agencies are compensated by the insurance companies for their sales efforts in the form of commissions based on the premium value of the policies they sell, the type of insurance policy written, and whether it is a new or renewal policy. An agency then pays a percentage of the commissions earned to its agents as commissions, salaries, or a combination of both. Independent agencies, which contract with more than one company, control the accounts of their customers and are free to place the business with another company when a policy expires. This gives them leverage with the companies, which pay them renewal commissions that may be as high as commissions on new business. This control of their customers' business by independent agencies is called "owning their expirations". The expiration list is considered the most valuable asset of an independent insurance agency, and can be sold separately (called "selling the book of business") or as part of the entire business.

        Contingency commissions are special bonus commissions paid by property/casualty companies to an agency based on the volume and profitability of the agency's business for that company, and can vary considerably from year to year.

        Unique to the insurance industry are the necessity and opportunity to perpetuate an agency's book of business. The independent agency owns the potential income stream of its renewal commissions and remains responsible for servicing its customers long after a policy is sold. Life policies are in force until the policyowner dies or payments lapse; most health and property/casualty policies can be renewed indefinitely. Agencies can be perpetuated internally by having an employee, family member, or part-owner take over the business, or externally as a going concern through a sale to or merger with another agency. Alternatively, just the agency's book of business can be sold and folded into the operation of another agency. It is rare for anyone not already in the insurance business to buy an agency or its book of business. The future value of the accounts comprising the book of business will be based on the likelihood that the accounts will be retained by the agency after the acquisition and into the foreseeable future. In general, the most valuable accounts have high persistency (retention) and a low cost of servicing.

        It is considered normal to have 15% to 25% of commission volume in the top ten accounts which an agency services. A higher concentration of accounts increases the risk to the income stream, should the accounts not be retained. It is considered risky to have over 5% to 10% of the agency's sales volume with any one account. However, a larger agency acquiring a smaller one might prefer larger accounts. They would not be so concentrated in a combined book of business. Annual attrition rates for existing accounts typically range from 9% to 20% (indicating a remaining life average of the account of five to 11 years), with most agencies in the 11% to 15% range. A high dependence on certain key producers who may or may not stay with the agency after purchase is seen as a negative factor. It would be important to ensure that such key producers are retained after the sale.

        The quality of an agency's markets has become increasingly important for independent agencies. The current political, regulatory, legislative, and economic climates have created an unstable and unpredictable environment for many carriers. The risk of loss of carrier contracts must be weighed. There should be a good mix of national, regional, and specialty-line carriers with an agency. No more than 25% to 30% of the book of business should be with any one carrier. The book of business with each major carrier should have sufficient volume to keep the carriers interested in continuing to do business with the agency. Many carriers are pulling out of certain lines or geographical areas due to recent legislation and regulation. So a very important key to success for an acquisition is strong relationships with carriers, which will transfer to the new owners. Alternative sources for most of an agency's business should be available.

        The types of clients and their longevity with the agency are significant factors. These factors include attrition of the book of business, the longevity of associations with clients, and what additional business has been written since the inception of the relationship, as well as the industries represented by the agency and their vulnerability to economic cycles.

        The insurance agency has a market cycle of its own, usually apart from the national or local economic cycle, caused by excesses and shortages of carrier capacity for writing insurance. During hard markets, prices of insurance premiums increase due to constricted underwriting capacity, leading to higher commissions and profits for agencies and brokers. As previously noted, the market for the past several years has been very soft, with very competitive pricing, low commissions, and no sign of change in sight.

        The general and local economic outlooks are also important. A stagnant local economy is seen as a negative. The consumer movement and passage of regulatory measures to limit prices for insurance are having a negative effect on the industry as a whole. Carriers are refusing to write certain lines and choosing to leave certain markets rather than continue to operate under what they feel are adverse conditions. The occurrence of man-made or natural disasters greatly affect the profits of insurance companies and thus have a profound impact on the business of insurance agencies, which derive significant revenues from contingency commissions and profit-sharing bonuses, and whose commission levels could be adjusted downward.

        Competitive pressures in the U.S. market among insurance brokerage companies are forcing them to cut commission rates charged to clients, while at the same time depressing brokerage income. Also, client loyalty appears to be waning, as indicated by a slippage in the rate of renewals. The domestic insurance brokerage market is ripe for further consolidation, due to the inability of smaller players to compete. The industry is mature and very competitive. Profits have been lackluster and margins have been narrowing for several years. The industry has been burdened by overcapacity, and pressure on premium levels has been intense. These difficult market conditions are expected to persist at least through the late 1990s. Future top-line growth will come primarily from the industry's ability to develop innovative new products and services, while any bottom line growth will be primarily a function of continued cost-cutting, restructuring, and consolidation to achieve economies of scale.

        The commercial insurance brokerage market is two-tiered. A handful of very large firms, like Marsh & McLennan and Aon Corp., dominate the large multinational market. These firms offer depth and breadth of service to their clients, many of which are Fortune 500 companies. At the other end of the spectrum are literally hundreds of small firms, many of which are privately held, that participate in the insurance brokerage market on a smaller, more localized level. To effectively compete, the smaller firms that have succeeded have carved out niches within the broader market, either by focusing on a particular line of business or by emphasizing that their smaller size makes them more responsive to clients' needs in a more customized, personalized fashion. In addition, many regional brokers have very strong community ties and can rapidly respond to changes in the marketplace.

        Because brokerage commission levels depend on insurance premium levels, the downward pressure on insurance pricing caused by an oversupply of underwriting capacity has in turn put pressure on brokers' commission levels. This dampening of commission levels has set off a wave of insurance brokerage consolidations, as companies join forces to achieve economies of scale and greater operating efficiencies to counter competitive pricing.

        Oversupply is the primary factor behind the industry's consolidation trend. However, a number of secondary trends also propel the "urge to merge" - including the increased global presence of many client companies. To offset slowing growth in many U.S. markets, numerous corporations have expanded their presence overseas. As they do so, their insurance needs also expand globally.

        Second, the business of risk transfer is becoming more sophisticated. As corporations increasingly employ alternative forms of risk transfer, like self insurance and captive insurance, the insurance broker is being transformed from an insurance intermediary to a risk management consultant. Consequently, fee income has become an increasingly important revenue source for many brokers. For example, more than half of Marsh & McLennan's 1996 revenues came from asset management and consulting fees.

        Finally, the trend among financial services companies of narrowing their focus to a handful of core business lines will likely lead some firms that own smaller brokerage operations to shed those business lines. All of these trends were at play in the transactions recently undertaken by market leaders Aon Corp. and Marsh & McLennan. Less than five years ago, Chicago-based Aon Corp. wasn't really considered an insurance broker. Over the last few years, however, the company has grown through acquisitions to become a leading force in the insurance brokerage market. It was Aon's $1.2 billion purchase of beleaguered broker Alexander & Alexander Services in January 1997 that catapulted the firm into the top slot (albeit briefly) as the world's largest insurance broker.

        At the time of the acquisition, Alexander & Alexander was the fourth largest insurance broker. The company had been struggling for years with soft premium pricing, exacerbated by its relatively high cost structure. Despite several restructuring efforts, including a change in top management several years ago, the company's shares remained under pressure. It was a prime target for Aon, which was sitting on more than $1 billion in cash proceeds from the sale of two life insurance subsidiaries.

        Less than two months later, in mid-March 1997, Marsh & McLennan reclaimed its spot as the world's largest insurance broker by acquiring its archrival, privately held Johnson & Higgins, for $1.8 billion. The combination of these two firms, with estimated gross revenues of more than $5 billion, reaffirms Marsh & McLennan as the world's leading insurance broker, comfortably ahead of Aon Corp., which had 1996 revenues of just more than $3 billion.

        As a result of these recent transactions, a further widening in the gap between top-tier and second-tier insurance brokers is envisioned. There is indeed strength in numbers from various standpoints. For example, some competitive pressures will no doubt ease, as Fortune 500 clients have fewer choices when seeking insurance intermediaries. To survive, smaller brokerage firms must selectively carve out underserved niches. But for those in the middle, further consolidation is likely.

Sources:  Standard & Poor's Industry Surveys

           Value Line Investment Survey

           Handbook of Small Business Valuation Formulas

                                FINANCIAL REVIEW

        The financial performance of Beehive Insurance was relatively constant and generally excellent over the time period examined in this report, comprised of the six years ended December 31, 1991 through 1996. Selected financial ratios for the Company are contained in Exhibit 1; financial statement summaries (including common size and growth trend analyses) are contained in Appendix A.

        As can be seen from Exhibit 1 and Appendix A, Beehive Insurance's revenues remained relatively flat over the 1991-96 period. Revenues (consisting of insurance commissions, which comprise approximately 90% of total revenues, and profit sharing commissions, which make up the remaining 10% of revenues) declined from $569,100 in 1991 to $519,000 (or by 8.8%) in 1992 and to $507,100
(or by 2.3%) in 1993, increased to $598,100 (or by 17.9%) in 1994, declined to $537,800 (or by 10.1%) in 1995, then grew to $577,600 (or by 7.4%) in 1996.
Revenues averaged $551,500 over the 1991-96 period, and grew at a compound annual rate of only 0.3% during the period.

        One adjustment has been made to the reported net income of Beehive Insurance in an attempt to more accurately ascertain the earnings generating capacity of the Company. In 1995, the Company incurred an extraordinary, nonrecurring pension settlement expense in the amount of $104,500. Because of the one-time, nonrecurring nature of this expense, it has been eliminated from the Company's 1995 income statement (net of tax impact) in arriving at 1995 adjusted net income.

        As was the case with revenues, Beehive Insurance's net income remained relatively constant over the 1991-96 period. Net income fell from $254,600 in 1991 to $165,100 (or by 35.2%) in 1992, improved to $188,500 (or by 14.2%) in
1993 and to $242,000 (or by 28.4%) in 1994, declined to $213,700 (or by 11.7%)
in 1995, then increased to $233,800 (or by 9.4%) in 1996. Net income averaged $216,300 during the 1991-96 period, and fell at a compound annual rate of 1.7% over the period.

        The Company's cash flow from operations (or net income plus non-cash depreciation expense) likewise fell from $260,500 in 1991 to $176,400 (or by 32.3%) in 1992, improved to $198,400 (or by 12.5%) in 1993 and to $251,000 (or
by 26.5%) in 1994, declined to $223,500 (or by 11.0%) in 1995, then increased to $242,600 (or by 8.5%) in 1996. Operating cash flow averaged $225,400 over the 1991-96 period, and declined at a compound annual rate of 1.4% during the period.

        Beehive Insurance's operating expenses also remained relatively constant over the 1991-96 period, at $232,700 in 1991, $278,500 in 1992, $239,400 in
1993, $253,700 in 1994, $252,700 in 1995, and $243,500 in 1996. Operating
expenses averaged $250,100 during the period, and grew at a compound annual rate of only 0.9% over the period. Operating expenses as a percent of revenues increased from 40.9% in 1991 to 53.7% in 1992, fell to 47.2% in 1993 and to 42.4% in 1994, increased to 47.0% in 1995, then fell again to 42.2% in 1996. Operating expenses averaged 45.6% of revenues over the 1991-96 period.

        The Company's income from operations was $336,400 in 1991, $240,500 in 1992, $267,700 in 1993, $344,400 in 1994, $285,100 in 1995, and $334,100 in
1996. Income from operations averaged $301,400 during the 1991-96 period, and declined at a compound annual rate of 0.1% over the period. The Company's operating margin declined from 59.1% in 1991 to 46.3% in 1992, increased to 52.8% in 1993 and to 57.6% in 1994, fell to 53.0% in 1995, then improved to 57.8% in 1996, with a period average figure of 54.4%.

        The Company had no interest expense during the 1991-96 period. Other (nonoperating) income generated by the Company during the period (which consisted primarily of interest income, as well as much smaller amounts of rental income) was $49,300 in 1991, $28,900 in 1992, $20,600 in 1993, $27,000 in
1994, $38,300 in 1995, and $28,800 in 1996, with a period average figure of $32,200.

        Beehive Insurance's total asset turnover ratio, which measures the efficiency with which the assets of the Company are utilized, remained relatively constant over the 1991-96 period, averaging 0.6 times and ranging only between 0.5 times (in 1992) and 0.8 times (in 1996). Receivables turnover averaged only 3.2 times during the period, ranging between 1.2 times (in 1993) and 5.2 times (in 1996). Fixed asset turnover averaged 18.0 times during the period, ranging between 11.3 times (in 1995) and 25.6 times (in 1991), with a 1996 figure of 14.0 times.

        The Company's net margin (or net income as a percent of revenues) was very high throughout the 1991-96 period, at 44.7% in 1991, 31.8% in 1992, 37.2% in 1993, 40.5% in 1994, 39.7% in 1995, and 40.5% in 1996, with a period average figure of 39.1%. Return on assets was excellent during the period, at 28.7% in 1991, 17.0% in 1992, 21.4% in 1993, 24.5% in 1994, 23.4% in 1995, and 30.9% in
1996, with a period average figure of 24.3%. Return on equity was likewise very high during the period, at 61.0% in 1991, 43.6% in 1992, 46.4% in 1993, 55.9% in
1994, 59.4% in 1995, and 61.7% in 1996, with a period average figure of 54.7%.

        Beehive Insurance's financial risk was relatively low throughout the 1991-96 period. The Company's total debt as a percent of total assets averaged 55.7% over the 1991-96 period, with an even lower 1996 figure of 49.9%. The Company's shareholders' equity as a percent of total assets correspondingly averaged 44.3% during the period, with a higher 1996 figure of 50.1%. The Company had no long-term debt during the period and, consequently, no interest expense to cover. The Company's liquidity (as measured by the current ratio) was excellent throughout the period, averaging 1.7 times, with a similar 1996 figure of 1.8 times.

        As of December 31, 1996 (the date of the most recent balance sheet available), Beehive Insurance had total assets of $755,900, comprised almost entirely of $678,500 (or 89.8%) in current assets (primarily cash of $558,600 and accounts receivable of $110,100). As of the same date, the Company had net fixed assets of only $41,400 (or only 5.5% of total assets). As of the same date, the Company had current and total liabilities of $377,000, no long-term debt, shareholders' equity of $378,900, and positive working capital of $301,500.

        Beehive Insurance paid significant dividends to its shareholders over the 1991-96 period. Dividends were paid to shareholders in the amounts of $300,800 in 1991, $204,100 in 1992, $193,400 in 1993, $214,900 in 1994, $204,100
in 1995, and $214,900 in 1996. Dividends averaged $222,000 over the 1991-96 period. Interestingly, this figure was slightly above the average net income generated by the Company during the period of $216,300, and was only slightly below the average operating cash flow generated by the Company during the period of $225,400. This resulted primarily from the Company paying out as dividends larger amounts than it earned in 1991 and 1992; the dividend payout ratio (dividends as a percent of earnings) declined from 118.1% in 1991 and 123.6% in 1992 to 102.6% in 1993, 88.8% in 1994, 95.5% in 1995, and 91.9% in 1996, with a period average figure of 103.4%. The Company's policy of paying substantially all of its earnings out as dividends to shareholders has resulted in a situation whereby little or no net income has been retained; hence, the

Company's stockholders' equity remained relatively constant over the 1991-96 period, at $417,400 in 1991, $378,300 in 1992, $406,000 in 1993, $433,100 in
1994, $360,000 in 1995, and $378,900 in 1996.

                            CROSS-SECTIONAL ANALYSIS

        To acquire a better impression of Beehive Insurance's 1996 performance, its record is compared with the average experience of other insurance agents/brokers with annual revenues of less than $1 million. Financial data on companies in the insurance brokerage industry is collected by Robert Morris Associates, Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies (see Appendix B). Although the activities of the companies in the group may not be totally consistent with those of Beehive Insurance, the information is nevertheless considered representative of firms engaged in the same types of activities as the Company. As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

        Exhibit 2 displays selected 1996 statistics for Beehive Insurance and the average of other insurance agents/brokers. Several differences are evident. The Company had a different asset composition when compared with the industry average, with much higher current assets (89.8% vs. 50.7%) and significantly lower fixed assets (5.5% vs. 19.7%) as a percent of total assets. The Company had much higher cash (73.9% vs. 19.5%), but somewhat lower receivables (14.6% vs. 26.3%) as a percent of total assets relative to the industry average.

        The Company had a less leveraged 1996 capital structure when compared with the industry average. The Company had virtually identical current liabilities (49.9% vs. 50.8%), but much lower long-term (0.0% vs. 17.9%) and total (49.9% vs. 73.4%) debt as a percent of total assets. The Company's net worth as a percent of total assets was correspondingly well above the industry average figure (50.1% vs. 26.6%).

        Beehive Insurance's 1996 operating expenses as a percent of revenues were well below those of the industry average (42.2% vs. 89.0%), resulting in much higher operating and pre-tax margins for the Company (57.8% and 62.8% vs. 11.0% and 7.6%, respectively). The Company's 1996 total asset turnover was well below that of the industry average (0.8 times vs. 1.2 times), as was its receivables turnover (5.2 times vs. 9.1 times). However, its fixed asset turnover was similar to that of the industry average (14.0 times vs. 13.0 times). The Company's much higher pre-tax margin more than offset its lower total asset turnover and the lower relative level of financial leverage in its capital structure, resulting in before-tax return on asset and return on equity ratios well above those of the industry average (48.0% and 95.8% vs. 3.6% and 17.3%, respectively).

        Finally, Beehive Insurance's financial risk appears to be well below that of the industry average, as reflected by the Company's much lower 1996 total debt to equity ratio (1.0 times vs. 5.4 times), its higher liquidity (current ratio of 1.8 times vs. the industry average figure of 1.0 times), and its absence of long-term debt and resultant interest expense (the industry average interest coverage ratio was 2.5 times in 1996).

        In summary, Beehive Insurance's 1996 financial performance appeared to be generally superior to that of the average firm in the industry in terms of profitability and financial strength, and inferior in terms of asset utilization efficiency.

                               ESTIMATES OF VALUE

        Four widely recognized approaches are utilized to estimate the fair market enterprise value of Beehive Insurance as of June 30, 1997: book value (including liquidation value), transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, the nature of the security being valued and the expected income of the subject security must be discussed.

                             Nature of the Security

        The value of a security is influenced by many of its characteristics, including control and marketability.

Control

        The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. The purpose of this report is to estimate the fair market enterprise value of Beehive Insurance. Therefore, a premium for control is applicable.

Marketability

        The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. There are, however, certain marketability differences between Beehive Insurance securities and publicly traded securities. An owner of publicly traded securities can know at all times the market value of his holding. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

        Such is not the case with an investment in the common stock of Beehive Insurance, being a privately held company. There is no ready market for the Company's common stock, and no assurance of finding a buyer at any price. Consequently, liquidating a position in the Company could well be a more costly and time-consuming process than liquidating stock in publicly traded firms. Therefore, a discount relative to the values of publicly traded securities should be applied to the value of Beehive Insurance securities to reflect this limited marketability.

                            Normalization of Earnings

        The reported net income of a typical firm is subject to random fluctuations as well as external and internal shocks. Thus, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to apply the market value approach to.

        Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. As previously discussed (see Financial Review section, page 31), Beehive Insurance's reported 1995 net income was adjusted (net of tax impact) for an extraordinary, nonrecurring pension settlement expense. This was the only adjustment deemed to be necessary to the reported net income of the Company over the 1991-

96 period. The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings.

        Several procedures are used to normalize and project earnings. These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis), past net margins applied to statistically derived revenue estimates, and Company projections.

Regression Analysis

        Regression analysis is a statistical method which fixes a trend line to actual data over time. Income estimates can be made by extending the trend line into the future. A trend line correlation coefficient near 1.0 means that there is a close association between the trend line and the actual data and suggests that the data have a high degree of predictability. There are two types of trend lines associated with regression analysis: a linear trend line, which assumes a constant amount increase for each period; and a logarithmic trend line, which assumes a constant percentage increase for each period.

Past Averages

        The second method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to revenue forecasts to derive net income forecasts. The rationale is that revenues tend to be more stable than net income.

Company Projections

        Income statement projections for the five year period 1997-2001 have been prepared based on an analysis of Beehive Insurance's historical operating results and conversations with Company management. These projections, together with the underlying assumptions made in forming them, are contained in Exhibit 3, with Exhibit 4 showing projected income statement items as a percent of projected revenues and Exhibit 5 reflecting projected income statement item growth rates.

Projected Earnings

        The various approaches described above yield a range of prospective net income figures, which are summarized in Exhibit 6 and graphically depicted in
Exhibit 7. The projections contained in Exhibit 3 are deemed to be the most reliable estimates as to the future operating prospects of the Company, and are therefore utilized for valuation purposes. This approach yields projected earnings (and free cash flow) estimates for Beehive Insurance of $244,600 for 1997, $251,300 for 1998, $258,200 for 1999, $265,400 for 2000, and $272,700 for
2001. These figures translate into earnings per share estimates of $11.38 for 1997, $11.70 for 1998, $12.02 for 1999, $12.35 for 2000, and $12.69 for 2001,
based on 21,487 shares outstanding.

        A graphical comparison of these projected earnings figures for the 1997-2001 period with the actual earnings generated by the Company over the 1991-96 period is contained in Exhibit 8. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

                             Book/Liquidation Value

        The book value of a company, that is, the carrying balances of the equity accounts on the company's records, normally bears only a tenuous relationship to the market value of the firm's stock. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of Beehive Insurance as of December 31, 1996, the date of the most recent balance sheet available, was $378,900 or $17.63 per share, based on 21,487 shares outstanding.

        A common alternative measure of book value is the liquidation value of the business. A quitting concern concept, it is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what the assets of the company could be sold for (net of liabilities), but is rather a function of how those assets can be utilized in generating revenue and net income. Furthermore, given that the Company has been in existence for 36 years, it does not appear likely that the Company will be liquidated in the foreseeable future. Company management has indicated that it has no plans to liquidate the Company. Consequently, liquidation value is not considered in arriving at a final estimate of the fair market enterprise value of Beehive Insurance as of June 30, 1997. However, given that the Company carries on its books the land and building comprising its operating facilities at depreciated historical cost, which has been held for many years and has appreciated significantly in value, the liquidation value of the Company is likely at least somewhat above the Company's book value of $378,900 or $17.63 per share as of December 31, 1996.

                               Transaction Value

        Transaction on value is the value at which shares of the subject security were sold recently. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

        We are aware of no recent transactions involving the common stock of Beehive Insurance, nor of any acquisition offers for the Company. Consequently, transaction value cannot be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                                  Market Value

        The market value approach attempts to determine the value of Beehive Insurance as if its shares were traded on an exchange in an active, public market. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to cash flow ratio, which is the ratio of the market price of a share of stock to the operating cash flow (net income plus depreciation) per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share. Appropriate ratios for Beehive Insurance can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

        The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect those earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the market place as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participant investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

        Ideally, market value ratios for Beehive Insurance should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, most insurance brokerage/agency firms with operations similar to those of Beehive Insurance are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Beehive Insurance. Therefore, a group of much larger, publicly traded firms with insurance brokerage/agency and related operations is selected as being representative of the industry in which the Company operates.

        Exhibit 9 presents the names and brief descriptions of a sample group of 14 companies considered representative of the industry of which Beehive Insurance is a member. Although these companies obviously differ from Beehive Insurance, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and Beehive Insurance are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

        In 1996, Beehive Insurance had much better profitability ratios when compared with the average experience of the sample group of public companies. The Company's net margin of 40.5% was well above the sample group average figure of 11.2%, as was its return on assets (30.9% vs. 5.4%) and its return on equity (61.7% vs. 17.7%).

        Beehive Insurance appears to have even lower financial risk than the average company in the sample group, which also has very low financial risk. The Company has no long-term debt; the sample group had an average long-term debt to equity ratio of only 28.8% in 1996. Furthermore, the Company's 1996 current ratio of 1.8 times was above the sample group average figure of 1.0 times, suggesting better relative liquidity.

        Beehive Insurance's revenues increased at a compound annual rate of only 0.3% over the 1991-96 period, well below the average compound annual revenue growth rate experienced by the sample group during the period of 7.3%. The Company's revenues did increase by 7.4% in 1996, only slightly below the sample group's average revenue growth during the year of 8.0%. The Company's revenues are projected to grow over the 1997-2001 period at a compound annual rate of only 3.0%, increasing from the 1996 figure of $577,600 to a projected level of $669,600 in 2001. This projected growth rate is well below the average compound annual revenue growth rate forecast for the companies in the sample group by Value Line Investment Survey of 9.0% over the next five years.

        Beehive Insurance's net income grew by 9.4% in 1996, but still declined at a compound annual rate of 1.7% over the 1991-96 period. The sample group had virtually identical average 1996 earnings growth of 9.5%, but had much higher average compound annual earnings growth over the last five years of 11.2% per year. The Company's earnings are projected to grow at a compound annual rate of only 3.1% over the 1997-2001 period, from the 1996 figure of $233,800 to a projected level of $272,700 in 2001. This projected growth rate is well below the average compound annual earnings growth rate projected by Wall Street analysts over the next five years for the companies in the sample group of 10.5% (Source: First Call Earnings Estimates).

        In summary, Beehive Insurance appears to have significantly inferior overall investment quality when compared with the publicly traded firms in the sample group, with its better profitability ratios and lower financial risk being more than offset, in our opinion, by its much smaller size, its relative absence of geographical and operational diversification, its significant reliance upon two key customers, its lower historical revenue and earnings growth, and its lower future revenue and earnings growth prospects.

        Exhibit 10 displays the market value ratios of the companies in the publicly traded sample group as of June 30, 1997. To the sample group's mean price-earnings ratio of 14.8, mean price to cash flow ratio of 11.0, mean price to revenue ratio of 160.4%, and mean price to book ratio of 266.9%, a 40% discount is applied to reflect the inferior overall investment quality of Beehive Insurance relative to that of the publicly traded firms in the sample group, as discussed above. To the resulting figures is applied an additional 30% discount to reflect the lack of marketability of the Company's shares, being privately held, relative to the ready marketability of the publicly traded shares of the sample group companies. Finally, a partially offsetting premium of 30% is applied to the resulting figures to reflect valuation of the Company on an enterprise value (controlling interest) basis. The result is a net discount of 45% deemed to be applicable to the mean market value ratios of the sample group in valuing Beehive Insurance on an enterprise value basis.

        Application of the resulting adjusted price-earnings ratio of 8.1 to Beehive Insurance's 1996 net income of $233,800 (see Appendix A) yields a market value estimate of $1,893,800 or $88.14 per share. Application of the resulting price to cash flow ratio of 6.1 to the Company's 1996 cash flow from operations (net income plus depreciation) of $242,600 yields a market value estimate of

$1,479,900 or $68.87 per share. Application of the resulting price to revenue ratio of 88.2% to the Company's 1996 revenues of $577,600 yields a market value estimate of $509,400 or $23.71 per share. Finally, application of the resulting price to book ratio of 146.8% to the Company's December 31, 1996 book value of $378,900 yields a market value estimate of $556,200 or $25.89 per share. Both the price to revenue and price to book figures are deemed to materially understate the fair market value of the Company, resulting from the Company's much higher net margin (return on revenues) and return on equity ratios relative to those of the sample group, and are consequently not considered in arriving at a final estimate of the Company's fair market enterprise value. The price-earnings and price to cash flow figures will be considered in arriving at a final estimate of the fair market enterprise value of Beehive Insurance as of June 30, 1997.

                                  Income Value

        The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholder. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

        The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain - income might be less than expected and/or income might materialize later than expected - this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

        The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's shares, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

   1. Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

   2. A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

   3. On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

        Thus, it is possible to estimate an "objective" valuation of a security based on a discount rate derived from the market.

        Exhibit 11 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities. As can be seen, the rate of return required on a typical common stock is 9.0% above the prevailing rate of inflation (or 14.0%, assuming a long-term expected inflation rate of 5.0%). An investor would require from his holding of a controlling interest in Beehive Insurance securities a return estimated to be 2.0% above the average yield available in the common stock market (or 16.0%). It is reasonable for him to require a premium on the general market because of industry- and Company-specific risk characteristics (e.g., the competitive nature of the insurance brokerage/agency business; the smaller size of the Company; the relative nonmarketability of its shares; its relative absence of geographical and operational diversification; its significant reliance on two key customers; and the uncertainty relating to its ability to achieve future projected earnings levels, particularly given the absence of historical revenue and earnings growth). These risk factors are offset in part by a risk reduction for valuation of the Company on an enterprise value (controlling interest) basis.

        The estimated required rate of return of 16.0% is a function of the returns available on the sample group of publicly traded firms referred to in the Market Value section of this report, as quantitatively estimated by the Capital Asset Pricing Model and the Gordon Growth Model, plus an additional risk premium for the Company-specific risk characteristics previously alluded to, less a partially offsetting risk reduction for valuation on a controlling interest basis.

        The income valuation model used is based on the assumption that the firm's earnings are retained in total and dividend payments deferred until a specified year when the firm begins paying all of its earnings as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the firm's internally financed growth ceases. In the absence of new external financing, the firm reaches a "steady state" and earnings remain constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

        If it is assumed that all of Beehive Insurance's future projected net income (see Exhibit 3) will be available to be paid out as dividends from the valuation date forward, and if it is further assumed that post-2001 net income will grow into perpetuity at a compound annual rate of 3.0% from the 2001 projected figure of $272,700, an income value estimate of $1,868,200 or $86.95 per share is derived. This figure will be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                             SUMMARY AND CONCLUSION

        Four approaches have been utilized to estimate the fair market enterprise value of Beehive Insurance as of June 30, 1997: book/liquidation value, transaction value, market value, and income value. The outcomes are summarized below:



Valuation Method              Value Estimate             Per Share           Weight         Value Contribution
                              --------------             ---------           ------         ------------------
Book Value                      $  378,900               $   17.63               0%          $        0

Market Value:
  Price-Earnings                $1,893,800               $   88.14              20%          $  378,800
  Price to Cash Flow            $1,479,900               $   68.87              20%          $  296,000
  Price to Revenue              $  509,400               $   23.71               0%          $        0
  Price to Book                 $  556,200               $   25.89               0%          $        0

Income Value                    $1,868,200               $   86.95              60%          $1,120,900
                                                                              ----           ----------
                                                                               100%
                                                                              ====
Final Total Value Estimate                                                                   $1,795,700
                                                                                             ==========
Rounded to:                                                                                  $1,800,000
                                                                                             ==========
Per Share (21,487 shares outstanding):                                                       $    83.77
                                                                                             ==========


        Considering the assumptions of each method and weighing the relative justifications of each, it is our opinion that a reasonable estimate of the fair market enterprise value of Beehive Insurance as of June 30, 1997 is $1,800,000 or $83.77 per share, based on 21,487 shares outstanding.

                                           EXHIBITS

                                    EXHIBIT 1

                                BEEHIVE INSURANCE
                            SELECTED FINANCIAL RATIOS


                                                                                                                 1991-96
                                                1991        1992        1993       1994     1995        1996     Average
                                               -----       -----       -----       ----     ----        ----      -----
GROWTH
Revenue Growth (%)                               -          (8.8)       (2.3)      17.9     (10.1)       7.4        0.3
Net Income Growth (%)                            -         (35.2)       14.2       28.4     (11.7)       9.4       (1.7)
Operating Cash Flow Growth (%)                   -         (32.3)       12.5       26.5     (11.0)       8.5       (1.4)
Dividend Growth (%)                              -         (32.1)       (5.2)      11.1      (5.0)       5.3       (6.5)

COST CONTROL
Operating Expenses/Revenue (%)                  40.9        53.7        47.2       42.4      47.0       42.2       45.6
Operating Margin (%)                            59.1        46.3        52.8       57.6      53.0       57.8       54.4
Interest Expense/Revenue (%)                     0.0         0.0         0.0        0.0       0.0        0.0        0.0

TURNOVER
Revenue/Receivables (x)                          3.2         2.9         1.2        3.8       3.1        5.2        3.2
Revenue/Fixed Assets (x)                        25.6        20.8        15.3       21.2      11.3       14.0       18.0
Revenue/Total Assets (x)                         0.6         0.5         0.6        0.6       0.6        0.8        0.6

PROFITABILITY
Net Margin (%)                                  44.7        31.8        37.2       40.5      39.7       40.5       39.1
Return on Assets (%)                            28.7        17.0        21.4       24.5      23.4       30.9       24.3
Return on Equity (%)                            61.0        43.6        46.4       55.9      59.4       61.7       54.7
Dividend Payout (%)                            118.1       123.6       102.6       88.8      95.5       91.9      103.4

RISK
Total Debt/Total Assets (%)                     53.0        61.1        53.8       56.2      60.6       49.9       55.7
Shareholders' Equity/Total Assets (%)           47.0        38.9        46.2       43.8      39.4       50.1       44.3
Long-Term Debt/Equity (%)                        0.0         0.0         0.0        0.0       0.0        0.0        0.0
Current Ratio (x)                                1.8         1.6         1.8        1.7       1.5        1.8        1.7
Revenue Correlation                                                                                               0.284
Net Income Correlation                                                                                            0.149
Operating Cash Flow Correlation                                                                                   0.171
Dividend Correlation                                                                                             (0.553)

                                    EXHIBIT 2

                    SELECTED STATISTICS FOR BEEHIVE INSURANCE
                       AND OTHER INSURANCE AGENTS/BROKERS


                                                             Median
                                         Beehive            of Other
                                       Insurance(a)       Companies(b)
                                       ------------       ------------
Number of Companies                           1                283
Total Assets ($000's)                       756                642

BALANCE SHEET ITEMS
Current Assets as a % of Assets            89.8               50.7
Cash as a % of Assets                      73.9               19.5
Accounts Receivable as a % of Assets       14.6               26.3
Net Fixed Assets as a % of Assets           5.5               19.7

Current Liabilities as a % of Assets       49.9               50.8
Long-Term Debt as a % of Assets             0.0               17.9
Total Debt as a % of Assets                49.9               73.4
Net Worth as a % of Assets                 50.1               26.6

INCOME STATEMENT ITEMS
Annual Revenue ($000's)                     578                509

Operating Expenses as a % of Revenue       42.2               89.0
Operating Income as a % of Revenue         57.8               11.0
Income Before Tax as a % of Revenue        62.8                7.6

TURNOVER RATIOS
Accounts Receivable Turnover (x)            5.2                9.1
Fixed Asset Turnover (x)                   14.0               13.0
Total Asset Turnover (x)                    0.8                1.2

PROFITABILITY
Before-Tax Return on Assets (%)            48.0                3.6
Before-Tax Return on Equity (%)            95.8               17.3

RISK
Current Ratio (x)                           1.8                1.0
Interest Coverage Ratio (x)                  NI                2.5
Total Debt/Equity (x)                       1.0                5.4

NI = no interest expense

Notes:  (a) Year ended December 31, 1996
        (b) Fiscal years ended April 1, 1995 through March 31, 1996


Source: Annual Statement Studies, 1996 edition, Robert Morris Associates,
        Philadelphia, PA

                                    EXHIBIT 3

                                BEEHIVE INSURANCE
                           PROJECTED INCOME STATEMENTS
                                   (in $000's)

For Year Ending December 31:

                             1997       1998       1999       2000       2001
                            -----      -----      -----      -----      -----
REVENUE                     594.9      612.8      631.2      650.1      669.6

OPERATING EXPENSES          250.8      258.3      266.1      274.1      282.3
                            -----      -----      -----      -----      -----

INCOME FROM OPERATIONS      344.1      354.4      365.1      376.0      387.3

INTEREST EXPENSE              0.0        0.0        0.0        0.0        0.0

OTHER INCOME                 32.2       32.2       32.2       32.2       32.2
                            -----      -----      -----      -----      -----

EARNINGS BEFORE TAX         376.3      386.6      397.3      408.2      419.5

INCOME TAX                  131.7      135.3      139.0      142.9      146.8
                            -----      -----      -----      -----      -----

NET INCOME                  244.6      251.3      258.2      265.4      272.7
                            =====      =====      =====      =====      =====

                                    EXHIBIT 3
                                   (continued)

                                BEEHIVE INSURANCE
                   ASSUMPTIONS TO PROJECTED INCOME STATEMENTS


1. Revenues are assumed to grow at a compound annual rate of 3.0% from the 1996 figure of $577,600 throughout the forecast period.

2. Operating expenses are assumed to grow at a compound annual rate of 3.0% from the 1996 figure of $243,500 throughout the forecast period.

3. Interest expense is assumed to be negligible throughout the forecast period, consistent with the Company's absence of long-term or other interest-bearing debt.

4. Other income (comprised primarily of interest income and rental income) is assumed to remain constant at the 1991-96 average figure of $32,200 throughout the forecast period.

5. Income tax is assumed to remain constant at the 1991-96 average of 35% of pre-tax earnings throughout the forecast period.

6. Free cash flow is defined as net income plus non-cash depreciation expense less capital expenditures. Depreciation expense and capital expenditures are assumed to offset each other throughout the forecast period, consistent with the experience of the Company over the 1991-96 period, during which depreciation expense and capital expenditures remained relatively similar. Consequently, free cash flow is projected to be identical to net income throughout the forecast period.

                                    EXHIBIT 4

                                BEEHIVE INSURANCE
          PROJECTED INCOME STATEMENT ITEMS AS A % OF PROJECTED REVENUE


For Year Ending December 31:


                                                                                 1997-2001
                             1997       1998       1999       2000       2001     Average
                            -----      -----      -----      -----      -----      -----
REVENUE                     100.0      100.0      100.0      100.0      100.0      100.0

OPERATING EXPENSES           42.2       42.2       42.2       42.2       42.2       42.2
                            -----      -----      -----      -----      -----      -----

INCOME FROM OPERATIONS       57.8       57.8       57.8       57.8       57.8       57.8

INTEREST EXPENSE              0.0        0.0        0.0        0.0        0.0        0.0

OTHER INCOME                  5.4        5.3        5.1        5.0        4.8        5.1
                            -----      -----      -----      -----      -----      -----

EARNINGS BEFORE TAX          63.3       63.1       62.9       62.8       62.7       62.9

INCOME TAX                   22.1       22.1       22.0       22.0       21.9       22.0
                            -----      -----      -----      -----      -----      -----

NET INCOME                   41.1       41.0       40.9       40.8       40.7       40.9
                            =====      =====      =====      =====      =====      =====

                                    EXHIBIT 5

                                BEEHIVE INSURANCE
                PROJECTED INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                       1996-2001
For Year Ending December 31:                                            Compound
                                                                         Annual
                            1997      1998     1999     2000     2001    Growth
                            ----      ----     ----     ----     ----     ----
REVENUE                      3.0       3.0      3.0      3.0      3.0      3.0

OPERATING EXPENSES           3.0       3.0      3.0      3.0      3.0      3.0
                            ----      ----     ----     ----     ----     ----

INCOME FROM OPERATIONS       3.0       3.0      3.0      3.0      3.0      3.0

INTEREST EXPENSE             0.0       0.0      0.0      0.0      0.0      0.0

OTHER INCOME                11.8       0.0      0.0      0.0      0.0      2.3
                            ----      ----     ----     ----     ----     ----

EARNINGS BEFORE TAX          3.7       2.7      2.8      2.8      2.8      2.9

INCOME TAX                   2.0       2.7      2.8      2.8      2.8      2.6
                            ----      ----     ----     ----     ----     ----

NET INCOME                   4.6       2.7      2.8      2.8      2.8      3.1
                            ====      ====     ====     ====     ====     ====

                                    EXHIBIT 6

                                BEEHIVE INSURANCE
                       NORMALIZED AND PROJECTED NET INCOME


                 - - - - - - - - - Net  Income - - - - - - - -           Implicit
                                                                        (in $000's)
                                                                         Compound
                                                                          Annual
Method                              1997    1998   1999   2000   2001     Growth*
                                    ----    ----   ----   ----   ----     --------
Regression Analysis:

  net income trend line             257.4   273.7  289.9  306.2  322.4      6.6%
  net income log trend line         264.2   286.8  311.3  337.9  366.8      9.4%

Past Averages:

  1991-96 average net
  margin of 39.1% applied
  to projected revenues             232.6   239.6  246.8  254.2  261.8      2.3%

Company Projections                 244.6   251.3  258.2  265.4  272.7      3.1%

Final Projected Net Income          244.6   251.3  258.2  265.4  272.7      3.1%

Per Share ($0.00)                   11.38   11.70  12.02  12.35  12.69      3.1%


*  from 1996 net income figure of $233,800

                                   EXHIBIT 7

                               BEEHIVE INSURANCE
                          INCOME PROJECTION ESTIMATES
                                 ($ THOUSANDS)


            1997     1998      1999      2000      2001
           ------   ------    ------    ------    ------
Trend       257.4    273.7     289.9     306.2     322.4
Log Trend   264.2    286.8     311.3     337.9     366.8
Past Avgs.  232.6    239.6     246.8     254.2     261.8
Final       244.6    251.3     258.2     265.4     272.7

                                   EXHIBIT 8

                                BEEHIVE INSURANCE
                      HISTORICAL AND PROJECTED NET INCOME
                                 ($ THOUSANDS)

                 1997      1998       1999      2000      2001
                ------    ------     ------    ------    ------
Trend            257.4     273.7      289.9     306.2     322.4
Log Trend        264.2     286.8      311.3     337.9     366.8
Past Avgs.       232.6     239.6      246.8     254.2     261.8
Final            244.6     251.3      258.2     265.4     272.7

                                    EXHIBIT 9

                                BEEHIVE INSURANCE
                              INDUSTRY SAMPLE GROUP


ACMAT CORP. provides property and casualty insurance brokerage services through Amins, a wholly-owned subsidiary. The company also provides bonding services and liability insurance. The company also offers asbestos abatement services and installs electrical and mechanical systems in new and existing buildings.

ACORDIA, INC. is a holding company for a nationwide network of operating business units that provide property and casualty insurance brokerage services, risk management consulting, managed health care integration and administration, workers' compensation administration, underwriting management, and employee-benefit consulting services to government, not-for-profit, and private sector employers, groups, trusts and associations, as well as individual consumers.

ALEXANDER & ALEXANDER is the fourth largest insurance broker in the world, with over 260 offices in more than 80 countries, but primarily in the United States, Canada, and the United Kingdom. Its operations include retail and wholesale reinsurance brokering and risk management. The company also provides consulting services and benefits brokering in all aspects of human resource management.

AON CORP. operates in four areas: insurance brokerage (retail brokerage, reinsurance, and benefits consulting); life insurance; accident and health insurance; and specialty property/casualty insurance. The company is actively seeking acquisitions of other private and public insurance brokerage firms.

BALDWIN & LYONS provides insurance brokerage and agency services, specialized insurance-related services, and property and casualty insurance underwriting services. The company also performs a variety of additional services for its clients, such as risk surveys and analyses, claims services, government compliance assistance, loss control and cost studies, research and development, and consultation in connection with new insurance programs.

CROP GROWERS CORP. markets and services federal multiperil crop insurance, private crop hail insurance, and other named peril insurance. The company also markets insurance products on behalf of third-party subsidiaries and through its own Plains Insurance Company subsidiary. The company's brokerage network includes approximately 7,500 licensed agents in 42 states. The company is the fourth-largest marketer and servicer of crop insurance, based on the number of premiums serviced.

                                    EXHIBIT 9
                                   (continued)

                                BEEHIVE INSURANCE
                              INDUSTRY SAMPLE GROUP


FRONTIER ADJUSTERS licenses and franchises independent insurance adjusters. The company adjusts claims made against self-insured companies. The company has license or franchise agreements with some 390 owner-operator adjusters operating 405 offices in 590 advertised locations in all 50 states, Canada, and London. In addition to licensing and franchising adjusters, the company owns and operates independent insurance adjusting businesses in Arizona.

GALLAGHER (ARTHUR J.) provides insurance brokerage, risk management, and related services to clients in the U.S. and abroad. The company's principal activity is the negotiation and placement of insurance for its clients. Risk management involves assisting clients in analyzing risks and determining whether proper protection is best obtained through the purchase of insurance or through retention of those risks and the adoption of corporate risk management policies and prevention programs. The company operates through a network of 140 offices throughout the United States and five offices abroad.

HILB, ROGAL AND HAMILTON, through its network of wholly-owned subsidiary insurance agencies, places various types of insurance, including property, casualty, marine, aviation, and employee benefits insurance, with insurance underwriters on behalf of its clients. The company's insurance agencies operate 69 offices in 16 states and five Canadian provinces. The company's client base ranges from personal to large national accounts and is primarily comprised of medium-sized commercial and industrial accounts. Insurance commissions accounted for approximately 94% of the company's total 1996 revenues. The company also advises clients on risk management and employee benefits and provides claims administration and loss-control consulting services to clients.

MARKEL CORP. is primarily an underwriter and broker of specialty insurance products and programs, and its insurance company subsidiaries retain the majority of business produced by its underwriting management and brokerage subsidiaries. The company focuses on specialty products and programs that serve particular market niches, including professional and product liability, excess and surplus lines, specialty programs, and specialty personal lines. Products include property and casualty coverages, professional and product liability coverages, specialty personal lines programs, and other specialty programs designed to meet the needs of policy- holders in various market niches.

MARSH & MCLENNAN is the world's largest insurance broker. The company also offers investment services and employee benefits and corporate strategy consulting. Insurance brokerage services are offered under the Marsh & McLennan, Guy Carpenter & Company, and Seabury & Smith names. The company recently acquired Johnson & Higgins, a major insurance brokerage agency.

                                    EXHIBIT 9
                                   (continued)

                                BEEHIVE INSURANCE
                              INDUSTRY SAMPLE GROUP

POE & BROWN is a diversified insurance brokerage and agency that markets primarily property and casualty insurance products and services to commercial, professional and, to a limited extent, individual customers. The company's property insurance protects against physical damage to property and the resultant interruption of business caused by fire, windstorm, or other perils. Casualty insurance relates to legal liabilities, workers' compensation, commercial and private automobile insurance, and fidelity and surety insurance. The company is not involved in the underwriting process and, therefore, does not assume these risks. Instead, it acts in an agency capacity to provide its customers with targeted, customized risk management products. The company is compensated for its services by commissions paid by insurance companies and fees for its administration and benefit consulting services.

ST. PAUL COMPANIES ranks 9th in terms of U.S. property and casualty insurance premiums written. The company's other business lines include insurance brokering through Minet (its insurance brokerage subsidiary), investment banking, and real estate investments.

SEIBELS (BRUCE) GROUP performs insurance servicing-carrier activities for large state and federal insurance facilities. All servicing functions are performed on a commission basis without any underwriting risk to the company. The company operates in North Carolina, South Carolina, Kentucky, Georgia, and Tennessee through independent insurance agents.



Sources:  Value Line Investment Survey
          Morningstar Equities

                                   EXHIBIT 10

                                BEEHIVE INSURANCE
                             MARKET VALUE RATIOS FOR
                            THE INDUSTRY SAMPLE GROUP
                               AS OF JUNE 30, 1997


                             Price-    Price to  Price to   Price to
                            Earnings  Cash Flow  Revenue     Book
                              Ratio     Ratio     Ratio      Ratio
Company                       (x)        (x)       (%)        (%)
                            --------  ---------  --------   --------
ACMAT Corp.                   10.4       7.7      175.9      124.0
Acordia, Inc.                 18.8       8.5       85.1      248.3
Alexander & Alexander         12.2       7.1       60.4      172.0
Aon Corp.                     18.3      12.2      166.0      212.2
Baldwin & Lyons               13.7      13.3      334.8      113.0
Crop Growers Corp.            15.7      10.7       74.4      184.6
Frontier Adjusters             9.4       8.2      201.9      186.2
Gallagher (Arthur J.)         13.6      10.5      127.5      432.8
Hilb, Rogal & Hamilton        19.6      15.1      139.9      400.6
Markel Corp.                  15.6      12.5      206.5      286.3
Marsh & McLennan              21.1      16.4      201.9      528.6
Poe & Brown                   18.9      13.0      262.6      463.3
St. Paul Companies            13.6      12.8      134.2      160.5
Seibels (Bruce) Group          6.9       6.1       74.3      224.7
                              ----      ----      -----      -----
Mean                          14.8      11.0      160.4      266.9


Sources:  Standard & Poor's Stock Reports
          Value Line Investment Survey
          Morningstar Equities
          Barron's

                                   EXHIBIT 11

                             HISTORICAL STRUCTURE OF
                         YIELDS OBSERVABLE AND AVAILABLE
                             ON SELECTED SECURITIES


                                  Historical
                                  Return (1)                                       Differential
                                  -----------                                      ------------
Inflation                           3.2%
                                                   Real Interest                       0.6%
U.S. Treasury Bills                 3.8%
                                                   Maturity Premium                    1.7%
Long-Term Government Bonds          5.5%
                                                   Default Premium                     0.5%
Long-Term Corporate Bonds           6.0%
                                                   Ownership Premium                   6.5%
Common Stocks                      12.5%

        Total Differential                                                             9.3%
                                                                                       ====

(1)  Arithmetic Mean

Note: Differential represents difference between historical returns (e.g., real interest = return on treasury bills less inflation)

Source: Ibbotson Associates, 1996 Stocks, Bonds, Bills and Inflation Yearbook

                                   APPENDIX A



                                BEEHIVE INSURANCE



                           FINANCIAL STATEMENT SUMMARY

                                BEEHIVE INSURANCE

                          INCOME STATEMENTS (in $000's)

For Year Ending December 31:


                                                                                                        1991-96
                                        1991       1992       1993       1994       1995       1996     Average
                                       -----      -----      -----      -----      -----      -----      -----
REVENUE:
Insurance Commissions                  480.2      489.9      485.2      518.9      451.9      517.5      490.6
Profit Sharing Commissions              88.9       29.1       21.9       79.2       85.9       60.1       60.9
                                       -----      -----      -----      -----      -----      -----      -----

TOTAL REVENUE                          569.1      519.0      507.1      598.1      537.8      577.6      551.5

OPERATING EXPENSES:
Salaries                               131.3      128.7      126.0      139.3      136.9      141.3      133.9
Selling, General & Administrative       95.5      138.5      103.5      105.4      106.0       93.4      107.1
Depreciation                             5.9       11.3        9.9        9.0        9.8        8.8        9.1
                                       -----      -----      -----      -----      -----      -----      -----

TOTAL OPERATING EXPENSES               232.7      278.5      239.4      253.7      252.7      243.5      250.1

INCOME FROM OPERATIONS                 336.4      240.5      267.7      344.4      285.1      334.1      301.4

OTHER INCOME                            49.3       28.9       20.6       27.0       38.3       28.8       32.2
                                       -----      -----      -----      -----      -----      -----      -----

EARNINGS BEFORE TAX                    385.7      269.4      288.3      371.4      323.4      362.9      333.5

INCOME TAX                             131.1      104.3       99.8      129.4      109.7      129.1      117.2
                                       -----      -----      -----      -----      -----      -----      -----

NET INCOME                             254.6      165.1      188.5      242.0      213.7      233.8      216.3
                                       =====      =====      =====      =====      =====      =====      =====


ADD: DEPRECIATION                        5.9       11.3        9.9        9.0        9.8        8.8        9.1
                                       -----      -----      -----      -----      -----      -----      -----

OPERATING CASH FLOW                    260.5      176.4      198.4      251.0      223.5      242.6      225.4
                                       =====      =====      =====      =====      =====      =====      =====



DIVIDENDS PAID                         300.8      204.1      193.4      214.9      204.1      214.9      222.0
                                       =====      =====      =====      =====      =====      =====      =====

                                BEEHIVE INSURANCE

                    INCOME STATEMENT ITEMS AS A % OF REVENUE

For Year Ending December 31:


                                                                                                        1991-96
                                       1991       1992       1993       1994       1995       1996      Average
                                       -----      -----      -----      -----      -----      -----      -----
REVENUE:
Insurance Commissions                   84.4       94.4       95.7       86.8       84.0       89.6       89.1
Profit Sharing Commissions              15.6        5.6        4.3       13.2       16.0       10.4       10.9
                                       -----      -----      -----      -----      -----      -----      -----

TOTAL REVENUE                          100.0      100.0      100.0      100.0      100.0      100.0      100.0

OPERATING EXPENSES:
Salaries                                23.1       24.8       24.8       23.3       25.5       24.5       24.3
Selling, General & Administrative       16.8       26.7       20.4       17.6       19.7       16.2       19.6
Depreciation                             1.0        2.2        2.0        1.5        1.8        1.5        1.7
                                       -----      -----      -----      -----      -----      -----      -----

TOTAL OPERATING EXPENSES                40.9       53.7       47.2       42.4       47.0       42.2       45.6

INCOME FROM OPERATIONS                  59.1       46.3       52.8       57.6       53.0       57.8       54.4

OTHER INCOME                             8.7        5.6        4.1        4.5        7.1        5.0        5.8
                                       -----      -----      -----      -----      -----      -----      -----

EARNINGS BEFORE TAX                     67.8       51.9       56.9       62.1       60.1       62.8       60.3

INCOME TAX                              23.0       20.1       19.7       21.6       20.4       22.4       21.2
                                       -----      -----      -----      -----      -----      -----      -----

NET INCOME                              44.7       31.8       37.2       40.5       39.7       40.5       39.1
                                       =====      =====      =====      =====      =====      =====      =====

ADD: DEPRECIATION                        1.0        2.2        2.0        1.5        1.8        1.5        1.7
                                       -----      -----      -----      -----      -----      -----      -----

OPERATING CASH FLOW                     45.8       34.0       39.1       42.0       41.6       42.0       40.7
                                       =====      =====      =====      =====      =====      =====      =====

                                BEEHIVE INSURANCE

                     INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                                                     1991-96
For Year Ending December 31:                                                                         Compound
                                                                                                      Annual
                                       1991    1992       1993       1994        1995       1996      Growth
                                       -----  -----      -----      -----       -----      -----      -----
REVENUE:
Insurance Commissions                      -    2.0       (1.0)       6.9       (12.9)      14.5        1.5
Profit Sharing Commissions                 -  (67.3)     (24.7)     261.6         8.5      (30.0)      (7.5)
                                       -----  -----      -----      -----       -----      -----      -----

TOTAL REVENUE                              -   (8.8)      (2.3)      17.9       (10.1)       7.4        0.3

OPERATING EXPENSES:
Salaries                                   -   (2.0)      (2.1)      10.6        (1.7)       3.2        1.5
Selling, General & Administrative          -   45.0      (25.3)       1.8         0.6      (11.9)      (0.4)
Depreciation                               -   91.5      (12.4)      (9.1)        8.9      (10.2)       8.3
                                       -----  -----      -----      -----       -----      -----      -----

TOTAL OPERATING EXPENSES                   -   19.7      (14.0)       6.0        (0.4)      (3.6)       0.9

INCOME FROM OPERATIONS                     -  (28.5)      11.3       28.7       (17.2)      17.2       (0.1)

OTHER INCOME                               -  (41.4)     (28.7)      31.1        41.9      (24.8)     (10.2)
                                       -----  -----      -----      -----       -----      -----      -----

EARNINGS BEFORE TAX                        -  (30.2)       7.0       28.8       (12.9)      12.2       (1.2)

INCOME TAX                                 -  (20.4)      (4.3)      29.7       (15.2)      17.7       (0.3)
                                       -----  -----      -----      -----       -----      -----      -----

NET INCOME                                 -  (35.2)      14.2       28.4       (11.7)       9.4       (1.7)
                                       =====  =====      =====      =====       =====      =====      =====


ADD: DEPRECIATION                          -   91.5      (12.4)      (9.1)        8.9      (10.2)       8.3
                                       -----  -----      -----      -----       -----      -----      -----

OPERATING CASH FLOW                        -  (32.3)      12.5       26.5       (11.0)       8.5       (1.4)
                                       =====  =====      =====      =====       =====      =====      =====



DIVIDENDS PAID                             -  (32.1)      (5.2)      11.1        (5.0)       5.3       (6.5)
                                       =====  =====       ====      =====       =====      =====      =====

                                BEEHIVE INSURANCE

                           BALANCE SHEETS (in $000's)


As of December 31:


ASSETS                               1991        1992        1993        1994        1995        1996
                                     -----       -----       -----       -----       -----       -----
CURRENT ASSETS:
Cash                                 660.0       734.0       374.8       779.9       640.7       558.6
Accounts Receivable                  179.6       181.2       440.7       157.7       171.3       110.1
Other Current Assets                  25.5        31.2        30.6        22.6        15.3         9.8
                                     -----       -----       -----       -----       -----       -----

TOTAL CURRENT ASSETS                 865.1       946.4       846.1       960.2       827.3       678.5

PROPERTY, PLANT & EQUIPMENT:
Land                                  12.5        12.5        12.5        12.5        12.5        12.5
Building & Improvements               41.2        48.5        48.5        48.5        57.9        57.9
Office Furniture & Fixtures           14.3        20.9        19.3        23.3        26.5        29.2
Automobiles                           25.8        25.8        27.9        27.9        32.6        32.6
Accumulated Depreciation             (71.6)      (82.8)      (75.0)      (84.0)      (82.1)      (90.8)
                                     -----       -----       -----       -----       -----       -----

NET PROPERTY, PLANT & EQUIPMENT       22.2        24.9        33.2        28.2        47.4        41.4

DEFERRED TAXES                         0.0         0.0         0.0         0.0        39.0        36.0
                                     -----       -----       -----       -----       -----       -----

TOTAL ASSETS                         887.3       971.3       879.3       988.4       913.7       755.9
                                     =====       =====       =====       =====       =====       =====


LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Insurance Premiums Payable           285.2       451.0       345.3       389.7       313.5       123.8
Accounts Payable                       0.8         4.3         1.6         1.0         0.6         0.4
Dividends Payable                    171.9        96.7       107.4       107.4       107.4       107.4
Taxes Payable                         12.0         0.1         0.2        29.6         0.0         0.6
Accrued Expenses                       0.0        40.9        18.8        27.6       132.2       144.8
                                     -----       -----       -----       -----       -----       -----

TOTAL CURRENT LIABILITIES            469.9       593.0       473.3       555.3       553.7       377.0

LONG-TERM DEBT                         0.0         0.0         0.0         0.0         0.0         0.0
                                     -----       -----       -----       -----       -----       -----

TOTAL LIABILITIES                    469.9       593.0       473.3       555.3       553.7       377.0

STOCKHOLDERS' EQUITY                 417.4       378.3       406.0       433.1       360.0       378.9
                                     -----       -----       -----       -----       -----       -----

TOTAL LIABILITIES & EQUITY           887.3       971.3       879.3       988.4       913.7       755.9
                                     =====       =====       =====       =====       =====       =====

                                BEEHIVE INSURANCE

                   BALANCE SHEET ITEMS AS A % OF TOTAL ASSETS

As of December 31:


                                                                                                            1991-96
ASSETS                               1991        1992        1993        1994        1995        1996       Average
                                     -----       -----       -----       -----       -----       -----       -----
CURRENT ASSETS:
Cash                                  74.4        75.6        42.6        78.9        70.1        73.9        69.3
Accounts Receivable                   20.2        18.7        50.1        16.0        18.7        14.6        23.0
Other Current Assets                   2.9         3.2         3.5         2.3         1.7         1.3         2.5
                                     -----       -----       -----       -----       -----       -----       -----

TOTAL CURRENT ASSETS                  97.5        97.4        96.2        97.1        90.5        89.8        94.8

PROPERTY, PLANT & EQUIPMENT:
Land                                   1.4         1.3         1.4         1.3         1.4         1.7         1.4
Building & Improvements                4.6         5.0         5.5         4.9         6.3         7.7         5.7
Office Furniture & Fixtures            1.6         2.2         2.2         2.4         2.9         3.9         2.5
Automobiles                            2.9         2.7         3.2         2.8         3.6         4.3         3.2
Accumulated Depreciation              (8.1)       (8.5)       (8.5)       (8.5)       (9.0)      (12.0)       (9.1)
                                     -----       -----       -----       -----       -----       -----       -----

NET PROPERTY, PLANT & EQUIPMENT        2.5         2.6         3.8         2.9         5.2         5.5         3.7

DEFERRED TAXES                         0.0         0.0         0.0         0.0         4.3         4.8         1.5
                                     -----       -----       -----       -----       -----       -----       -----

TOTAL ASSETS                         100.0       100.0       100.0       100.0       100.0       100.0       100.0
                                     =====       =====       =====       =====       =====       =====       =====


LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Insurance Premiums Payable            32.1        46.4        39.3        39.4        34.3        16.4        34.7
Accounts Payable                       0.1         0.4         0.2         0.1         0.1         0.1         0.2
Dividends Payable                     19.4        10.0        12.2        10.9        11.8        14.2        13.1
Taxes Payable                          1.4         0.0         0.0         3.0         0.0         0.1         0.7
Accrued Expenses                       0.0         4.2         2.1         2.8        14.5        19.2         7.1
                                     -----       -----       -----       -----       -----       -----       -----

TOTAL CURRENT LIABILITIES             53.0        61.1        53.8        56.2        60.6        49.9        55.7

LONG-TERM DEBT                         0.0         0.0         0.0         0.0         0.0         0.0         0.0
                                     -----       -----       -----       -----       -----       -----       -----

TOTAL LIABILITIES                     53.0        61.1        53.8        56.2        60.6        49.9        55.7

STOCKHOLDERS' EQUITY                  47.0        38.9        46.2        43.8        39.4        50.1        44.3
                                     -----       -----       -----       -----       -----       -----       -----

TOTAL LIABILITIES & EQUITY           100.0       100.0       100.0       100.0       100.0       100.0       100.0
                                     =====       =====       =====       =====       =====       =====       =====

                                   APPENDIX B



                    ROBERT MORRIS ASSOCIATES INDUSTRY RATIOS



                           INSURANCE AGENTS & BROKERS

                           COMPARATIVE HISTORICAL DATA


            32              57                 67       # POSTRETIREMENT BENEFITS
                                                            TYPE OF STATEMENT
            95             126                123              Unqualified
           170             150                169                Reviewed
           179             189                201                Compiled
            31              63                 69              Tax Returns
           194             210                226                 Other
       4/1/93-         4/1/94-            4/1/95-
       3/31/94         3/31/95            3/31/96
           ALL             ALL                ALL
           669             738                788          NUMBER OF STATEMENTS
--------------- --------------- ------------------ -------------------------------------
             %               %                  %                 ASSETS
          23.9            23.8               24.2           Cash & Equivalents
          28.7            28.1               28.5       Trade Receivables - (net)
            .6              .7                 .4               Inventory
           4.8             4.1                4.8           All Other Current
          58.0            56.7               57.9             Total Current
          16.0            15.7               15.8           Fixed Assets (net)
           9.2            10.3                9.7           Intangibles (net)
          16.8            17.2               16.6         All Other Non-Current
         100.0           100.0              100.0                 Total
--------------- --------------- ------------------ -------------------------------------
                                                               LIABILITIES
           8.0             8.7                8.8        Notes Payable-Short Term
           3.5             3.6                3.6            Cur. Mat.-L/T/D
          32.8            30.8               28.6             Trade Payables
           2.0              .5                 .4          Income Taxes Payable
          14.7            14.9               15.6           All Other Current
          61.0            58.5               56.9             Total Current
          13.6            13.4               14.1             Long Term Debt
            .3              .3                 .5             Deferred Taxes
           4.0             4.3                4.3         All Other Non-Current
          21.2            23.5               24.1               Net Worth
         100.0           100.0              100.0     Total Liabilities & Net Worth
--------------- --------------- ------------------ -------------------------------------
                                                               INCOME DATA
         100.0           100.0              100.0               Net Sales
                                                               Gross Profit
          93.1            91.9               91.6           Operating Expenses
           6.9             8.1                8.4            Operating Profit
            .8             1.4                1.6        All Other Expenses (net)
           6.1             6.7                6.8          Profit Before Taxes
--------------- --------------- ------------------ -------------------------------------
                                                                  RATIOS
           1.3             1.3                1.4
           1.0             1.0                1.0                Current
            .7              .7                 .7
--------------- --------------- ----------- ------ -------------------------------------
           1.2             1.2                1.3
            .9              .9       (787)     .9                 Quick
            .6              .6                 .6
------- ------- -------- ------ ---------- ------- -------------------------------------
    22    16.5       15   23.9         14    26.0
    73     5.0       60    6.1         57     6.4           Sales/Receivables
   146     2.5      135    2.7        135     2.7
--------------- --------------- ------------------ -------------------------------------
                                                          Cost of Sales/Payables
--------------- --------------- ------------------ -------------------------------------
           9.5             9.0                8.2
         -85.7          -119.4              334.5         Sales/Working Capital
          -7.3            -7.7               -8.3
--------------- --------------- ------------------ -------------------------------------
           9.3            10.6                9.9
  (534)    3.4     (574)   3.5      (614)     3.4             EBIT/Interest
           1.6             1.6                1.4
-------- ------ --------- ----- ---------- ------- -------------------------------------
           3.4             4.3                4.9       Net Profit + Depr., Dep.,
  (170)    1.6     (195)   1.7      (206)     2.2         Amort./Cur. Mat. L/T/D
            .8              .8                1.0
-------- ------ --------- ----- ---------- ------- -------------------------------------
            .3              .2                 .2
            .9              .8                 .9              Fixed/Worth
          -4.5            -9.8               -8.0
--------------- --------------- ------------------ -------------------------------------
           1.9             1.9                1.7
           6.1             5.4                5.6               Debt/Worth
         -28.6           -36.3              -37.2
--------------- --------------- ------------------ -------------------------------------
          55.7            58.8               63.1     % Profit Before Taxes/Tangible
  (475)   23.3     (535)  20.5      (568)    22.3               Net Worth
           6.9             5.5                6.0
--------------- --------------- ------------------ -------------------------------------
          11.4            11.8               12.3      % Profit Before Taxes/Total
           4.9             4.1                4.5                 Assets
           1.2             1.1                1.1
--------------- --------------- ------------------ -------------------------------------
          29.6            33.2               33.5
          13.5            15.4               15.8         Sales/Net Fixed Assets
           7.3             7.9                8.0
--------------- --------------- ------------------ -------------------------------------
           1.8             2.1                2.3
           1.1             1.2                1.2           Sales/Total Assets
            .8              .7                 .7
--------------- --------------- ------------------ -------------------------------------
           1.5             1.5                1.4
  (527)    2.6     (546)   2.6      (578)     2.5      % Depr., Dep., Amort./Sales
           4.0             4.2                4.1
-------- ------ --------- ----- ---------- ------- -------------------------------------
          10.8             9.9               10.2       % Officers', Directors',
  (325)   18.5     (327)  16.4      (363)    17.3           Owners' Comp/Sales
          27.2            26.5               27.8
--------------- --------------- ------------------ -------------------------------------
      6149989M        6379150M           8599925M             NET SALES ($)
      6348197M        7129240M           7663551M            TOTAL ASSETS ($)
--------------- --------------- ------------------ -------------------------------------


                 SERVICES - INSURANCE AGENTS & BROKERS SIC# 6411
                          CURRENT DATA SORTED BY SALES

            24              19                 8             4              3               9

            12              24                13            20             27              27
            45              66                26            17              7               8
            97              68                17            14              3               2
            49              15                 4             1
            80              70                28            19             13              16

                               203 (4/1-9/30/95)        585 (10/1/95-3/31/96)
         0-1MM              1-3MM          3-5MM          5-10MM                10-25MM    25MM & OVER
           243                243             88              71               50                   53
--------------- ------------------ -------------- --------------- ---------------- --------------------
             %                  %              %               %                %                    %
          19.5               26.4           22.9            28.5             36.6                  241
          26.3               31.7           30.5            31.1             22.5                 24.1
            .4                 .1             .8              .0              1.9                   .7
           4.5                2.9            6.2             5.2              6.2                 10.1
          50.7               61.2           60.4            64.8             67.1                 59.1
          19.7               13.3           16.4            14.5             10.8                 11.3
          12.3                9.8            6.9             5.3              6.1                  9.3
          17.2               15.6           16.2            15.4             16.0                 20.4
         100.0              100.0          100.0           100.0            100.0                100.0
--------------- ------------------ -------------- --------------- ---------------- --------------------

          10.8                8.4            9.0             6.0              2.6                  8.8
           4.7                3.3            3.4             3.2              2.0                  1.7
          23.2               36.4           29.1            32.2             24.9                 19.0
            .4                 .2             .4              .6               .7                   .4
          11.7               14.4           18.0            19.2             27.0                 22.6
          50.8               62.7           59.9            61.3             57.2                 52.5
          17.9               13.1           14.3             9.8              8.4                  9.8
            .2                 .6             .7              .5               .4                   .8
           4.5                3.6            4.9             3.4              4.4                  6.9
          26.6               20.0           20.2            25.1             29.5                 30.0
         100.0              100.0          100.0           100.0            100.0                100.0
--------------- ------------------ -------------- --------------- ---------------- --------------------

         100.0              100.0          100.0           100.0            100.0                100.0

          89.0               94.5           88.1            93.3             93.2                 94.0
          11.0                5.5           11.9             6.7              6.8                  6.0
           3.4                 .0            2.9             -.6              1.7                  -.1
           7.6                5.5            9.0             7.3              5.1                  6.1
--------------- ------------------ -------------- --------------- ---------------- --------------------

           1.6                1.3            1.3             1.3              1.7                  1.7
           1.0                1.0            1.0             1.0              1.1                  1.1
            .6                 .7             .8              .9               .9                   .9
------- ------- ------------------ -------------- --------------- ---------------- --------------------
           1.4                1.2            1.2             1.3              1.7                  1.3
 (282)      .9                 .9            1.0             1.0              1.0                   .9
            .5                 .7             .6              .7               .7                   .7
---------- ------ ------- -------- ------ ------- ------ -------- ------- -------- ------ -------------
        5   75.7      23     16.0     26    14.3     18     19.9      14     25.9     16          23.0
       40    9.1      70      5.2     89     4.1     50      7.3      65      5.6     40           9.1
      126    2.9     140      2.6    174     2.1    126      2.9     118      3.1    107           3.4
----------------- ---------------- -------------- --------------- ---------------- --------------------

             6.4             11-1            8.3            12.1              4.7                  6.0
           -72.3           -105.1          249.8            73.9             82.5                 33.6
            -5.9             -7.3          -14.3           -25.3             -9.1                -27.7
----------------- ---------------- -------------- --------------- ---------------- --------------------
             6.8             10.0            9.8            19.1             23.1                 12.1
  (213)      2.5   (201)      3.3   (71)     3.4   (50)      8.1     (36)     5.6     (43)         6.2
             1.3              1.3            1.2             2.3              1.5                  3.1
-------- -------- ------- -------- ------ ------- ------ -------- -------- ------- -------- -----------
             4.1              3.8            5.9             5.7              2.3                 12.1
   (46)      1.8    (72)      1.5   (25)     2.1   (26)      4.2     (19)     1.5     (18)         7.2
              .6               .8            1.3             2.3              1.0                  3.3
-------- -------- ------- -------- ------ ------- ------ -------- -------- ------- -------- -----------
              .2               .3             .4              .3               .1                   .2
              .9              1.1            1.3              .7               .4                   .5
            -2.6             -1.7             NM             1.6              3.9                  1.7
----------------- ---------------- -------------- --------------- ---------------- --------------------
             1.3              2.4            1.8             1.8              1.2                  1.5
             5.4              7.4            7.3             3.8              4.4                  3.3
            -9.6            -17.5             NM            18.0             27.1                 12.1
----------------- ---------------- -------------- --------------- ---------------- --------------------
            58.5             79.3           58.3            76.9             52.8                 51.2
  (189)     17.3   (168)     26.3   (66)    20.5   (60)     31.0     (41)    13.9     (44)        19.4
             2.4              8.0            3.9            14.5              4.4                 10.4
----------------- ---------------- -------------- --------------- ---------------- --------------------
            12.5             10.7           13.5            15.7             13.2                 10.1
             3.6              4.8            3.7             8.1              3.5                  5.4
              .5              1.0             .6             2.3               .4                  2.0
----------------- ---------------- -------------- --------------- ---------------- --------------------
            34.5             33.6           30.6            39.8             33.0                 36.5
            13.0             17.2           14.5            19.5             13.3                 16.0
             6.4              9.4            7.0            11.1              8.8                  9.8
----------------- ---------------- -------------- --------------- ---------------- --------------------
             2.2              2.0            2.1             3.8              1.8                  3.2
             1.2              1.3            1.0             1.6              1.0                  1.5
              .7               .9             .7             1.0               .6                   .6
----------------- ---------------- -------------- --------------- ---------------- --------------------
             1.6              1.5            1.4             1.0              2.1                   .6
  (192)      2.9   (191)      2.4   (64)     2.9   (60)      2.0     (32)     3.3     (39)         2.4
             5.2              3.6            4.3             3.4              4.0                  3.7
----------------- ---------------- -------------- --------------- ---------------- --------------------
            13.4              8.8            8.1             4.8              5.2
  (154)     22.3   (127)     15.8   (34)    12.8   (32)     11.3     (10)    12.2
            29.2             27.1           20.0            19.6             20.9
----------------- ---------------- -------------- --------------- ---------------- --------------------
         144114M          423733M        336715M       500259M        742187M                6452917M
         181589M          590191M        485743M       482972M       1124772M                4798184M
----------------- ---------------- -------------- --------------- ---------------- --------------------

(C)Robert Morris Associates 1996 M = $ THOUSAND MM = $ MILLION

                                   APPENDIX C



                        STATEMENT OF LIMITING CONDITIONS

                        STATEMENT OF LIMITING CONDITIONS


1. Neither HVA or its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

2. This report is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

3. HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

4. In preparing the valuation report, we used information provided by the Company. It has been represented by Company management that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections or other information prepared by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

5. The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

6. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy.

7. This engagement is limited to the production of the report, conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.

8. This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed as of the date of valuation.

9. David Dorton, CFA, ASA has met all current certification standards and is an accredited senior appraiser in good standing of the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the Business Valuation Standards I through IX set forth by the American Society of Appraisers in September 1992.

                                   APPENDIX D



                           PROFESSIONAL QUALIFICATIONS



                             DAVID DORTON, CFA, ASA

                            DAVID L. DORTON, CFA, ASA



PROFESSIONAL DESIGNATIONS           Chartered Financial Analyst (CFA)
                                    Accredited Senior Appraiser (ASA)
                                    Senior Member, American Society of
                                    Appraisers


ACADEMIC DEGREES                    B.S., University of Utah,
                                    Finance, Magna Cum Laude M.B.A.,
                                    University of Utah


EMPLOYMENT                          HOULIHAN VALUATION ADVISORS
                                    Principal - 1986 to Present

                                    Houlihan Valuation Advisors provides
                                    professional services relative to business valuations, fairness and solvency opinions, economic loss analyses, and other valuation and economic issues. The firm has offices in Los Angeles, Orange County, San Francisco, San Carlos, Las Vegas, Salt Lake City, Denver, Kansas City, Chicago and Atlanta.

                                    WASATCH ADVISORS CONSULTING GROUP
                                    Managing Analyst - 1984 to 1986

                                    Wasatch Advisors provides investment
                                    advisory services. Wasatch Advisors
                                    Consulting Group provided corporate
                                    valuation, financial analysis and consulting services.

                                    JPS FINANCIAL CONSULTANTS
                                    Financial Analyst - 1981 to 1984

                                    JPS Financial Consultants provided corporate valuation and financial analysis services.


EXPERIENCE                          Has valued hundreds of privately held
                                    companies and businesses since 1981, as
                                    well as being a financial consultant for numerous companies. Has prepared numerous valuation studies, analyzed the relative merits of merger/acquisition proposals, analyzed and prepared opinion letters as to the fairness of such proposals, prepared solvency opinions, prepared ESOP feasibility studies, and been involved in a wide array of other financial analysis and consulting activities for clients. Has served as an expert witness on valuation, economic and financial matters in federal and state district courts on numerous occasions.


PROFESSIONAL SOCIETIES              Salt Lake City Society of
                                    Financial Analysts American Society of
                                    Appraisers, Past President, Salt Lake
                                    City Chapter Association for Investment
                                    Management and Research


OTHER                               Who's Who of Emerging Leaders in America
                                    Who's Who of Finance


SPEAKING ENGAGEMENTS                Has participated in many seminars and has
                                    spoken on valuation issues on numerous
                                    occasions.

                                   APPENDIX E



                  INTERNAL REVENUE RULING 59-60, 1959-1 CB 237

                              REVENUE RULING 59-60

SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds (Also Section 2512.) (Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

        In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

        Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporation stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2.  Background and Definitions

        .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (Sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

        .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state an addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

        .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of the representative transaction as defined by the term "fair market value".

Section 3.  Approach to Valuation

        .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in the estate and gift tax cases. Often, an appraiser will find wide differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. As sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgment and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

        .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgment as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgment must be related to all of the other factors affecting value.

        .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in the volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

        .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

        (a) The nature of the business and the history of the enterprise from its inception.

        (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

        (c) The book value of the stock and the financial condition of the business.

        (d)     The earning capacity of the company.

        (e)     The dividend-paying capacity.

        (f) Whether or not the enterprise has goodwill or other tangible value.

        (g) Whether or not the enterprise has goodwill or other tangible value.

        (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

        .02 The following is a brief discussion of each of the foregoing factors:

        (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relations to future expectancy.

        (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful that its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

        (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and
                (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

        (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officer's salaries, in total if they appear to be reasonable are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation and with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered.

                Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not product a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is marginal operations, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

        (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on the dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

        (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

        (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is not basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

        (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that the consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner. A company with a declining business and


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                decreasing market is not comparable to one with a record of current progress and market expansion.

Section 5.  Weight to be accorded Various Factors

The valuation of closely held corporation stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

        (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

        (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual for these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it si necessary to capitalize the average or current results at some appropriate rate. A determination or the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. While variations will be found even for companies in the same industry. Moreover,


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the ration will fluctuate from year to year depending upon economic conditions.
Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business; (2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8.  Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as the death of stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)






(1) Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.


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